Exhibit 99.2

CRESCENT POINT ENERGY CORP.

INFORMATION CIRCULAR - PROXY STATEMENT

Dated March 26, 2015

Crescent Point Energy Corp. Information Circular Proxy Statement

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING	2
NON-GAAP FINANCIAL MEASURES AND OTHER INFORMATION	3
EXECUTIVE SUMMARY	4
SUMMARY OF ITEMS TO BE VOTED ON AT THE MEETING	5
SOLICITATION OF PROXIES	6
NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES	6
NOTICE TO HOLDERS OF COMMON SHARES IN THE UNITED STATES	7
REVOCABILITY OF PROXY	7
PERSONS MAKING THE SOLICITATION	8
NOTICE-AND-ACCESS	8
EXERCISE OF DISCRETION BY PROXY	8
VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF	9
QUORUM FOR THE MEETING	9
APPROVAL REQUIREMENTS	9
MAJORITY VOTING POLICY	9
REPORT ON VOTING RESULTS	10
MATTERS TO BE ACTED UPON AT THE MEETING	10
EXECUTIVE COMPENSATION	28
Compensation Discussion and Analysis	28
Letter to Shareholders	29
Description of Executive Compensation	33
Executive Compensation Tables	56
Executive Employment Contract	59
DIRECTORS' COMPENSATION	62
Description of Director Compensation	62
Director Compensation Tables	65
COMMON SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	67
RESTRICTED SHARE BONUS PLAN	67
DEFERRED SHARE UNIT PLAN	69
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	70
MANDATE OF THE BOARD	71
COMPOSITION OF THE BOARD	71
BOARD COMMITTEES	72
INDEBTEDNESS OF DIRECTORS, EXECUTIVES AND OTHERS	76
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	76
OTHER MATTERS	76
AUDITOR OF THE COMPANY	76
ADDITIONAL INFORMATION	76
APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES	78

Crescent Point Energy Corp. Information Circular Proxy Statement

NOTICE OF ANNUAL AND SPECIAL MEETING

TO BE HELD ON THURSDAY, MAY 7, 2015

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of Crescent Point Energy Corp. (the "Corporation") will be held on Thursday, May 7, 2015 at 2:00 p.m. (Calgary time) at the Telus Convention Centre, 120 – 9th Ave SE, Calgary, Alberta, for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the year ended December 31, 2014, together with the auditor's report thereon;

2.	to fix the number of directors of the Corporation to be elected at eight (8);

3.	to elect directors of the Corporation for the ensuing year or until their successors are duly elected or appointed;

4.	to appoint the auditors for the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration as such;

5.	to approve an amendment to the Corporation's Restricted Share Bonus Plan to restore the Corporation's ability to pay cash dividend equivalent amounts on Restricted Shares throughout the vest period;

6.	to approve an advisory resolution to accept the Corporation’s approach to executive compensation; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice. The financial statements of the Corporation for the year ended December 31, 2014, including the auditor's report thereon have been previously mailed to Shareholders and are available on www.SEDAR.com.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Corporation c/o Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Only Shareholders of record at the close of business on March 26, 2015 will be entitled to vote at the Meeting. No person acquiring Common Shares after such date is entitled to vote at the Meeting or any adjournment thereof.

DATED March 26, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

"Scott Saxberg"
Scott Saxberg
Director, President and Chief Executive Officer

Crescent Point Energy Corp. Information Circular Proxy Statement

NON-GAAP FINANCIAL MEASURES AND OTHER INFORMATION

Throughout this Information Circular, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “net debt”, “debt to funds flow ratio", “netback”, “market capitalization” and “payout ratio”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Additional information can be found in the Company’s Management's Discussion and Analysis.

Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of U.S. dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.  This metric is used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.

Payout ratio is calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to the Company’s dividend reinvestment plan and share dividend plan) divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Crescent Point Energy Corp. Information Circular Proxy Statement

EXECUTIVE SUMMARY

Crescent Point is one of Canada’s largest light and medium oil producers, focused on our significant resource base in the Bakken, Shaunavon and Torquay plays in Saskatchewan, Canada, as well as the Uinta Basin in Utah.

Over the last 10 years, Crescent Point has delivered a total shareholder return of 243%, representing a 13% compound annual growth rate, through our growth plus dividend strategy. During 2014, the Company continued to deliver strong results with the following significant achievements:

2014 Achievements

•	Strong year-over-year growth on a per share basis: +8% funds flow, +8% production and +7% reserves;
•	Record average production of >140,800 boe/d in the year;
•
22% increase in proved + probable reserves to 807.4 million boe, including significant reserve growth in our newer Flat Lake (Torquay) and Uinta plays, along with the second consecutive year of additional reserves recognized in our Viewfield Bakken due to waterflood;

•	Completed over $2 billion of strategic acquisitions in our core areas;
•	Exited the year with a strong balance sheet equating to 1.3x annualized funds flow from operations;
•	Listed our Common Shares on New York Stock Exchange (NYSE) under ticker ‘CPG’;
•
Further strengthened the Board of Directors with the appointment of Robert Heinemann, Rene Amirault, and Laura Cillis and, unfortunately, experienced the passing of long-time Board member Ken Cugnet on October 30, 2014; and

•
Continued to build out the leadership team for future growth with the promotion of three key operations individuals to Vice President positions: Mr. Brent Forster, Vice President, Drilling, Completions and Facilities;  Mr. Craig Bryksa, Vice President, Engineering West; and Mr. Chris Bruggencate, Vice President, Engineering East.

The Company succeeds by retaining a proven management team, maintaining an excellent balance sheet and focusing on a high-quality reserve base. This strategy has allowed the Company to successfully manage through various commodity cycles and should continue to position us favorably in the current environment.

Crescent Point is also taking meaningful steps to protect Shareholders during this time period. These steps should not only allow the Company to continue delivering on our growth plus dividend strategy, but also provide us with the ability to capitalize on potential value creation opportunities.

Protecting Shareholders in the Current Environment

•
Well hedged: 56% of oil production hedged, net of royalties, for the balance of 2015, at a weighted average price of approximately CDN$89.00 per barrel. Additional hedges are also in place extending into 2018 at attractive prices;

•	Significant financial flexibility: Increased syndicated credit facility by 40% or $1 billion;
•	High-return, low-cost asset base: >12 years of drilling inventory within some of North America’s highest return and lowest cost basins;
•	Being innovative: Continuing to implement new technology to drive low-cost productivity gains; and
•	Lowering costs: Working both internally and with external service partners to lower our cost structure.

For the year ended December 31, 2014, Crescent Point continued to maintain a top quartile cost structure in terms of our general and administrative (“G&A”) expenses, including share-based compensation, at only 7% of our netback prior to realized derivatives. Since inception, Crescent Point has controlled this expense at a similar level, further supporting our strong corporate netbacks. As previously mentioned, the Company is striving to continue improving upon these costs in the current environment.

Crescent Point Energy Corp. Information Circular Proxy Statement

SUMMARY OF ITEMS TO BE VOTED ON AT THE MEETING

A summary of each item that Shareholders are asked to vote on is below, but we encourage Shareholders to review this entire Information Circular for full detail and context.

1.	Number of Directors
We recommend that you vote FOR fixing the number of Crescent Point directors at eight (8).

2.	Board Nominees
We recommend that you vote FOR the election of each individual nominee to serve as a director of Crescent Point.

3.	Auditors
We recommend that you vote FOR appointing PricewaterhouseCoopers LLP as our auditors.

4.	Amendment to our Restricted Share Bonus Plan (“RSBP”)
We recommend that you vote FOR the amendment to our RSBP (the “Amendment”).

We are seeking Shareholder approval for the Amendment, restoring a key feature that was historically practiced for the past 10 years and previously approved by Shareholders.  The need for this Amendment was triggered in May 2014 when the TSX required that we remove our ability to pay Dividend Amounts on Restricted Shares during the vest period.

We believe there are several associated risks if Shareholders vote against the Amendment, including the following:
•	Loss of key employees to competing firms who offer higher base salaries;
•	Increased G&A costs related to the need to pay higher fixed salaries;
•	Higher share dilution from paying the Dividend Amount in Common Shares upon vest;
•	Misalignment with Shareholder interests; and/or
•	A complete overhaul of our compensation plan along with the related costs and management time.

5.	Advisory Vote – ‘Say-On-Pay’ on our Revised Executive Compensation Approach
We recommend that you vote FOR our approach to executive compensation.

In 2014, approximately 57% of the votes cast on the ‘Say on Pay’ vote were in acceptance of the Company’s approach to executive compensation. Although the majority of Shareholders voted in favor, the Board commenced an outreach program to understand Shareholder concerns. Nine out of 25 of Crescent Point’s largest Shareholders, representing approximately 24% of the shares voted at the Meeting, accepted our offer to engage in an open dialogue. Crescent Point also received feedback from an independent proxy advisory firm.

The main concern raised by Shareholders was that our compensation was not aligned with long term Shareholder interests, as in three years or longer, and that there was insufficient weighting to total shareholder return (“TSR”) performance relative to peers. To address these concerns, Crescent Point has implemented a new Long Term Incentive Plan (“LTIP”), the benefits of which include:
•	Alignment with long term Shareholder interests with awards based on 3-year TSR performance;
•	Transparency in that the awards are based on actual 3-year historical performance versus potential outcomes;
•	Higher weighting to TSR performance relative to industry peers; and
•	Is awarded in Restricted Shares, being share-based compensation, the value of which is based on the underlying Common Share price, with a 3 year vest period.

A vote against our revised executive compensation would not only require additional time on behalf of the Company to create a new plan, but it also presents an added risk of causing employee unease and distraction, and, ultimately, to our ability to focus on our business objectives.

Crescent Point Energy Corp. Information Circular Proxy Statement

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 7, 2015

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement (the "Information Circular") is furnished in connection with the solicitation of proxies by management of Crescent Point Energy Corp., for use at the Annual and Special Meeting, and at any adjournment thereof (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Crescent Point to be held on May 7, 2015 at 2:00 p.m. (Calgary time) at the Telus Convention Centre, 120 – 9th Ave SE, Calgary, AB, Calgary, Alberta for the purposes set forth in the Notice of Annual and Special Meeting. All references to "Crescent Point" or the "Company" in this Information Circular mean Crescent Point Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Crescent Point Energy Corp.

Holders of Common Shares are entitled to vote at meetings of Shareholders. Each Common Share outstanding on the Record Date (as defined below) is entitled to one vote.

Instruments of Proxy must be received by Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting. The directors of Crescent Point (the "Board") have fixed the record date for the Meeting as the close of business on March 26, 2014 (the "Record Date"). Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote the Common Shares included on the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even though the Shareholder has since that time disposed of his or her Common Shares. Shareholders who became a Shareholder after the Record Date shall not be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of Crescent Point. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Shareholder, to attend and to act for and on behalf of the Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Crescent Point as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Crescent Point. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms) ("CDS"). The majority of Shares held in the United States of America ("U.S.") are registered in the name of Cede & Co. (the nominee for The Depository Trust Company, which is the U.S. equivalent of CDS). Common Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. Crescent Point does not know for whose benefit the Common Shares registered in the name of CDS and Cede & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Crescent Point Energy Corp. Information Circular Proxy Statement

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by their broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients in the U.S. and Canada to Broadridge Investor Communication Solutions, Canada ("Broadridge"). Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge or vote online. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

NOTICE TO HOLDERS OF COMMON SHARES IN THE UNITED STATES

The solicitation of proxies hereunder is being made for the securities of Crescent Point, a Canadian entity. The solicitation of proxies is subject to disclosure requirements of Canada that are different from those in the U.S.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located outside the U.S., and some or all of its officers and directors are residents of a country other than the U.S. You may not be able to sue or effect service of process upon a non-U.S. entity or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. entity and its affiliates to subject themselves to a U.S. court's judgment or to enforce a judgment obtained from a U.S. court against the issuer.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Shareholder who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such Shareholder may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder (or his or her attorney authorized in writing) or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Crescent Point at any time up to and including the last business day preceding the day of the Meeting, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked.

Crescent Point Energy Corp. Information Circular Proxy Statement

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of Crescent Point. The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Crescent Point, who will not be specifically remunerated therefor.

NOTICE-AND-ACCESS

We have elected to use the "notice-and-access" provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the Meeting in respect of mailings to beneficial holders of our Common Shares (i.e., a shareholder who holds their Common Shares in the name of a broker or an agent) but not in respect of mailings to registered holders of our Common Shares (i.e., a shareholder whose name appears on our records as a holder of Common Shares).  The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions: registered holders of our Common Shares will receive a paper copy of the notice of the Meeting, this Information Circular and a form of proxy, whereas beneficial holders of our Common Shares will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form.  In addition, a paper copy of the notice of meeting, this Information Circular, and a voting direction will be mailed to those shareholders who do not hold their Common Shares in their own name but who have previously requested to receive paper copies of these materials.  Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our Common Shares who previously requested to receive such information.

We will be delivering proxy-related materials to non-objecting beneficial owners of our Common Shares directly with the assistance of Broadridge.  We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our Common Shares.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made. In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by Crescent Point are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of Crescent Point knows of no such amendment, variation or other matter.  If you appoint Crescent Point proxyholders to act and vote on your behalf as provided in the accompanying form of proxy and you do not provide instructions concerning a matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted as follows:

•	FOR fixing the number of directors at eight (8);

•	FOR the election of the persons nominated to serve as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as auditors;

•	FOR the amendment to the Restricted Share Bonus Plan ("RSBP");

•	FOR the advisory resolution to accept the Company's approach to executive compensation.

Crescent Point Energy Corp. Information Circular Proxy Statement

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

On July 2, 2009, the Company completed a plan of arrangement (the "Conversion Arrangement") under the Business Corporations Act (Alberta) with Crescent Point Energy Trust (the "Trust") pursuant to which the holders of trust units of the Trust (the "Trust Units") exchanged their Trust Units for Common Shares on a one-for-one basis. On July 2, 2009, in connection with the Conversion Arrangement, the Company filed Articles of Amendment to give effect to a consolidation of the Common Shares and subsequent Articles of Amendment to change its name to "Crescent Point Energy Corp." On January 1, 2011, the Company amalgamated with its wholly-owned subsidiaries Ryland Oil ULC, Darian Resources Ltd. and Shelter Bay Energy ULC.

Crescent Point is authorized to issue an unlimited number of Common Shares. As at March 10, 2015, 449,520,512 Common Shares were issued and outstanding. At the Meeting, upon a vote by way of a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a vote conducted by ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder. All votes on special resolutions are by a ballot and, therefore, no demand for a ballot is necessary.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the Company is entitled to cast such vote.

To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting.

The Common Shares of Crescent Point that were owned, directly or indirectly, by all directors, director nominees and officers as a group as at March 10, 2015 was 3,057,127 Common Shares, or 0.7% of the outstanding Common Shares.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled representing not less than 25% of the total number of issued and outstanding Common Shares. If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MAJORITY VOTING POLICY

The Board has adopted a "majority voting" policy stipulating that if the votes in favour of the election of a director nominee at a meeting of Shareholders represent less than a majority of the Common Shares voted and withheld, the nominee will submit his resignation promptly after the meeting for the Board's consideration. Subsequent to the adoption of the policy, the Company has amended the policy to ensure the policy meets the requirements of the Toronto Stock Exchange (the "TSX"). The Board will review the voting result and the Board's decision to accept or reject the resignation will be disclosed to the public. The policy does not apply in circumstances involving contested director elections.

Crescent Point Energy Corp. Information Circular Proxy Statement

REPORT ON VOTING RESULTS

Crescent Point will publicly disclose the results of all votes held at the Meeting.

In addition, the voting results for the election of the directors of the Company at its 2014 annual Shareholder meeting are disclosed with the director biographies below.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Fixing Number of Directors

At the Meeting, it is proposed that the number of directors of Crescent Point to be elected at the Meeting to hold office until the next Annual Meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at eight (8). There are presently eight (8) directors of Crescent Point, each of whom will stand for re-election to office at the Meeting.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR setting the number of directors to be elected at the Meeting at eight (8).

2.	Election of Directors

The Articles of Crescent Point presently provide for a minimum of one director and a maximum of eleven directors. There are currently eight (8) directors. Shareholders are entitled to elect members to the Board by a vote of Shareholders at a meeting of Shareholders.

The eight (8) nominees proposed for election as directors of Crescent Point are as follows:

Rene Amirault
Peter Bannister
Laura A. Cillis
D. Hugh Gillard
Robert F. Heinemann
Gerald A. Romanzin
Scott Saxberg
Gregory G. Turnbull, QC

Voting for the election of directors will be conducted on an individual, not a slate, basis.

Management of Crescent Point recommends that Shareholders vote FOR the election of each of the foregoing nominees as directors.

The persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the election of each of these nominees unless the Shareholder specifies authority to do so is withheld.

The names, province of residence and age of each of the eight (8) persons nominated for election as directors of Crescent Point, the number of Common Shares of Crescent Point beneficially owned, directly or indirectly, or over which each exercises control or direction (as at March 10, 2015), the offices held presently by each proposed director in Crescent Point, the period served as a director of Crescent Point and its predecessor companies, the voting results of the 2014 annual Shareholder meeting and the principal occupation of each are as follows:

Crescent Point Energy Corp. Information Circular Proxy Statement

RENE AMIRAULT Independent Director Alberta, Canada Age: 54
Mr. Amirault was appointed as the President and Chief Executive Officer of Secure Energy Services in March 2007 and was elected a director and appointed as Chairman of the Board on June 1, 2007.  From January 2006 to March 2007, he was an independent businessman.  Mr. Amirault held various roles at Tervita Corporation from August 1994 to January 2006, including Vice President roles in Sales and Marketing, Business Development and Corporate Development.  Mr. Amirault held various positions with Imperial Oil Ltd. from 1981 to 1994.  Mr. Amirault received a Certified General Accountant designation in June 1985.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2014		Attendance at Special Board Meetings During Fiscal 2014		Overall Attendance 2014
Board of Directors		6/6		N/A
Compensation Committee		5/5				100%
Health, Safety & Environment (Chair)		2/2
Voting Results of 2014 Annual General Meeting
Votes For: 99.71%		Votes Withheld: 0.29%
Securities Held as at March 10, 2015(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
8,000	-	5,724	13,724	379,194	Yes	1
Compensation Received
Fiscal Year		Total Compensation
2014		$280,488
Other Public Company Boards during the last 5 years
Company			Board/Committee Appointments
Secure Energy Services			Chairman
Petrowest Energy Services Trust			Health, Safety and Environment Committee

Crescent Point Energy Corp. Information Circular Proxy Statement

PETER BANNISTER Independent Director Alberta, Canada Age: 57
Peter Bannister is Chairman of Crescent Point's board of directors and is president of Destiny Energy Inc., a private oil and gas company. He has been on the board of Crescent Point and its predecessor since 2003. Mr. Bannister has worked in the oil and gas industry since 1982, having held a variety of executive roles with companies such as Mission Oil and Gas Inc., StarPoint Energy Inc., Impact Energy Inc., Startech Energy Ltd., Boomerang Resources Ltd., Laurasia Resources Ltd. and Sproule Associates Ltd. Mr. Bannister is a member of Association of Professional Engineers and Geoscientists of Alberta ("APEGA") and serves on the board of directors of Cequence Energy Ltd. and New Star Energy Ltd. Formerly, he was a director of Surge Energy Inc., Shelter Bay Energy Inc., Mission Oil and Gas Inc., Breaker Energy Ltd., Impact Energy Inc., Boomerang Resources Ltd. and Laurasia Resources Ltd. Mr. Bannister holds a Bachelor of Science degree in geology with a minor in economics.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2014		Attendance at Special Board Meetings During Fiscal 2014	Overall Attendance 2014
Board of Directors (Chair)		13/13		N/A
Audit		5/5			100%
Reserves (Chair)		2/2
Health, Safety & Environment		2/2
Voting Results of 2014 Annual General Meeting
Votes For: 99.78%		Votes Withheld: 0.22%
Securities Held as at March 10, 2015(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
554,642	4,896	22,421	581,959	$16,079,527	Yes	16
Compensation Received
Fiscal Year		Total Compensation
2014		$422,009
2013		$411,216
2012		$386,471
Other Public Company Boards during the last 5 years
Company			Board/Committee Appointments
Cequence Energy Ltd.			Reserves Committee
Surge Energy Inc.			Reserves Committee (Chairman) Audit Committee

Crescent Point Energy Corp. Information Circular Proxy Statement

LAURA A. CILLIS Independent Director Alberta, Canada Age: 56
Laura Cillis is an oil and gas executive with more than 25 years of financial experience in the oilfield services industry. Ms. Cillis joined Crescent Point's board of directors in November 2014. Most recently, she held the role of Senior Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd. from 2008 until 2013, and Chief Financial Officer of Canadian Energy Services L.P. from 2006 to 2008. Prior thereto, she held various positions at Precision Drilling Corporation and Schlumberger Canada.

Ms. Cillis is also a director of Solium Capital Inc. She is a Chartered Accountant who holds the ICD.D designation granted by the Institute of Corporate Directors and a Bachelor of Commerce degree in accounting from the University of Alberta.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2014*		Attendance at Special Board Meetings During Fiscal 2014	Overall Attendance 2014
Board of Directors		2/2		N/A	100%

*Ms. Cillis was appointed to the Board on November 5, 2014. Securities Held as at March 10, 2015(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
4,500	2,966	-	7,466	$206,286	Yes	-
Compensation Received
Fiscal Year		Total Compensation
2014		$89,493
Other Public Company Boards during the last 5 years
Company			Board/Committee Appointments
Solium Capital Inc.			Audit Committee

Crescent Point Energy Corp. Information Circular Proxy Statement

D. HUGH GILLARD Independent Director Alberta, Canada Age: 66
D. Hugh Gillard is the principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. He has worked in the oil and gas industry since 1972, having led companies such as Kelso Energy Inc., PrimeWest Energy Trust and CanWest Gas Marketing Inc. He has also held a number of senior roles with companies such as Ashland Oil Canada, Dome Petroleum Ltd. and Amoco Canada Resources Ltd. Mr. Gillard has been on the board of Crescent Point and its predecessor since 2003.

Mr. Gillard has served as director of the board of Petrowest Energy Services Trust (chairman), of Creststreet Power Income Fund and of Point North Energy Ltd. He is a past member of the Management Advisory Council for the University of Calgary, past chairman of the board of Hospice Calgary and is currently chairman of the Calgary Zoological Society. He holds a Bachelor of Commerce degree from the University of Calgary and is a graduate of the Stanford Business School Executive Program.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2014	Attendance at Special Board Meetings During Fiscal 2014		Overall Attendance 2014
Board of Directors		13/13	N/A
Audit		5/5			100%
Compensation (Chair)		6/6
Corporate Governance and Nominating		5/5
Voting Results of 2014 Annual General Meeting
Votes For: 94.95%		Votes Withheld: 5.05%
Securities Held as at March 10, 2015(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
39,027	4,898	16,842	60,767	$1,678,992	Yes	5
Compensation Received
Fiscal Year		Total Compensation
2014		$313,788
2013		$302,969
2012		$302,056
Other Public Company Boards during the last 5 years
Company			Board/Committee Appointments
Petrowest Energy Services Trust			Chairman

Crescent Point Energy Corp. Information Circular Proxy Statement

ROBERT F. HEINEMANN Independent Director Texas, USA Age: 61
Robert Heinemann is an oil and gas executive who brings more than 30 years of experience to the Crescent Point Board. Most recently, he served as President, Chief Executive Officer and director of Berry Petroleum Company ("Berry"), where he developed and executed that company's growth and capital allocation strategies. He served as a director of Berry from 2002 until 2013, and as President and Chief Executive Officer from 2004 through 2013.  Previously, Mr. Heinemann worked for Halliburton Company and Mobil Corporation in a number of operational, technology, management and executive roles of increasing responsibility.

Mr. Heinemann serves on the board of directors of QEP Resources, Inc. and he is the chairman of the board of Great Western Oil and Gas Company, LLC as well as C12 Energy, LLC. He is a member of the Society of Petroleum Engineers.  He holds a Bachelor of Engineering and a Doctorate in chemical engineering from Vanderbilt University.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2014		Attendance at Special Board Meetings During Fiscal 2014	Overall Attendance 2014
Board of Directors		8/8		N/A
Compensation		5/5			94%
Corporate Governance and Nominating		3/4
Reserves		1/1
Voting Results of 2014 Annual General Meeting
Votes For: 99.79%		Votes Withheld: 0.21%
Securities Held as at March 10, 2015(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
7,000	2,315	3,339	12,654	$349,630	Yes	-
Compensation Received
Fiscal Year		Total Compensation
2014		$285,038
Other Public Company Boards during the last 5 years
Company			Board/Committee Appointments
QEP Resources, Inc.			Audit Committee Compensation Committee

Crescent Point Energy Corp. Information Circular Proxy Statement

GERALD A. ROMANZIN Independent Director Alberta, Canada Age: 56
Gerald Romanzin is an independent Calgary businessman who serves as a director of Petrowest Corporation, and of Trimac Transportation Ltd. Previously, he held a variety of senior roles with the TSX Venture Exchange, including Executive Vice President and Acting President, and was the Executive Vice President of the Alberta Stock Exchange, prior to its conversion. He has been on the board of Crescent Point and its predecessor since 2004.

Formerly, Mr. Romanzin served as a director of FET Resources Ltd., Ketch Resources Ltd., Ketch Resources Trust, Cadence Energy Inc., Kereco Energy Ltd., Flowing Energy Corporation and Porto Energy Corp. Mr. Romanzin is a Chartered Accountant and he is a member of the Institute of Chartered Accountants of Alberta and holds a Bachelor of Commerce degree from the University of Calgary.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2014	Attendance at Special Board Meetings During Fiscal 2014		Overall Attendance 2014
Board of Directors		13/13	N/A
Audit (Chair)		5/5			100%
Compensation		6/6
Reserves		1/1
Voting Results of 2014 Annual General Meeting
Votes For: 95.17%		Votes Withheld: 4.83%
Securities Held as at March 10, 2015(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
7,698	4,897	16,842	29,437	$813,344	Yes	2
Compensation Received
Fiscal Year		Total Compensation
2014		$318,788
2013		$308,719
2012		$307,806
Other Public Company Boards during the last 5 years
Company Petrowest Corporation			Board/Committee Appointments Audit Committee (Chairman) Compensation & Human Resources Committee Governance Committee
Petrowest Energy Services Trust			Audit Committee (Chair) Compensation Committee
Porto Energy Corp.			Audit Committee (Chair) Compensation Committee
Trimac Transportation Ltd.			Audit Committee (Chair) Governance and Compensation Committee
Trimac Transportation Services Inc.			Audit Committee
Trimac Income Fund			Audit Committee

Crescent Point Energy Corp. Information Circular Proxy Statement

SCOTT SAXBERG Non-Independent Director Alberta, Canada Age: 46
Scott Saxberg is the President, Chief Executive Officer and a director of Crescent Point. He was a founder of Crescent Point Energy Ltd. ("CPEL") in 2001 and has been president of Crescent Point since 2003. Mr. Saxberg has worked in the oil and gas industry since 1992, having held a variety of roles with companies such as Shelter Bay, Wascana Energy Inc., Numac Energy Inc. and Magin Energy Inc.

Mr. Saxberg is a member of APEGA.  Mr. Saxberg has served on the board of directors of Bellamont Exploration Ltd., Catapult Energy 2008 Inc. and Wild Stream until the Wild Stream Arrangement was completed. He also serves on the Canadian Association of Petroleum Producers ("CAPP") board of governors and on the CAPP Saskatchewan Executive Policy Group. Mr. Saxberg holds a Bachelor of Science degree in mechanical engineering from the University of Manitoba.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2014		Attendance at Special Board Meetings During Fiscal 2014	Overall Attendance 2014
Board of Directors		13/13		N/A
Health, Safety & Environment		4/4			100%
Voting Results of 2014 Annual General Meeting
Votes For: 99.80%		Votes Withheld: 0.20%
Securities Held as at March 10, 2015(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(4)	Common Shares as a Multiple of Ownership Requirement
606,183	301,976	-	908,159	$25,092,433	Yes	5
Compensation Received
Please refer to the Compensation Discussion & Analysis section of this Information Circular.

Other Public Company Boards during the last 5 years
Company			Board/Committee Appointments
Bellamont Exploration Ltd.			Reserves Committee Environmental, Health & Safety Committee
Catapult Energy Small Cap FTS Limited Partnership*			Director of the General Partner
Catapult Energy 2008 FTS Limited Partnership*			Director of the General Partner
Wild Stream Exploration Inc.			Corporate Governance and Compensation Committee Reserves Committee
*Mr. Saxberg serves or served on the board of directors of the general partner of these publicly traded limited partnerships.

Crescent Point Energy Corp. Information Circular Proxy Statement

GREGORY G. TURNBULL, QC Independent Director Alberta, Canada Age: 60
Greg Turnbull is a partner with the McCarthy Tétrault LLP law firm in the Calgary office. He has worked as a lawyer since 1979, having held a variety of roles with firms such as Gowlings LLP, Donahue LLP and MacKimmie Matthews. He has been on the board of Crescent Point and its predecessor since 2001.

Mr. Turnbull is also a director of Storm Resources Ltd., Oyster Oil and Gas Ltd. and Marquee Energy Ltd. Throughout his career, he has served as an officer or director of many public and private companies. Mr. Turnbull is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honours) from Queens University and a Bachelor of Law degree from the University of Toronto. He is also the past chair of the Calgary Zoo.

Board and Board Committees	Attendance at Regular Meetings During Fiscal 2014	Attendance at Special Board Meetings During Fiscal 2014	Overall Attendance 2014
Board of Directors	13/13	N/A
Compensation Committee	1/1
Corporate Governance and Nominating (Chair)	5/5	100%
Reserves	1/1
Voting Results of 2014 Annual General Meeting
Votes For: 70.09%	Votes Withheld: 29.91%
Securities Held as at March 10, 2015(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
64,346	2,583	19,227	86,156	$2,380,490	Yes	7
Compensation Received
Fiscal Year	Total Compensation
2014	$299,246
2013	$299,219
2012	$301,306
Other Public Company Boards during the last 5 years
Company	Board/Committee Appointments
Hawk Exploration	Reserves and Environment Committee Compensation Committee
Heritage Oil Plc	None
Hyperion Exploration Corp.	Audit Committee Corporate Governance Committee
Marquee Energy Ltd.	Audit Committee Corporate Governance Committee
Online Energy Inc.	Audit Committee Compensation Committee
Porto Energy Corp.	Corporate Governance Committee (Chairman) Reserves Committee
Seaview Energy Inc.	Corporate Governance, Nominating and Compensation Committee
Storm Resources Ltd.	Reserves Committee
Sonde Resources Corp.	Corporate Governance Committee Audit Committee
Sunshine Oilsands Ltd.	Corporate Governance Committee (Chairman) Compensation Committee
Oyster Oil and Gas Ltd.	Audit Committee

Crescent Point Energy Corp. Information Circular Proxy Statement

Notes:
(1)	Includes holdings by affiliates of directors.
(2)	The market value of securities held is calculated using the March 10, 2015 volume weighted average Common Share price on the TSX of $27.63.
(3)
The directors are required to own, within three years of the initial election or appointment to the Board at least ten times their annual retainer in Common Shares and Deferred Share Units ("DSUs"). The annual retainer for the Chairman of the Board is $95,000 and the annual retainer for the other non-employee directors is $30,000.  Each of the directors is in compliance with this share ownership requirement.  See "Description of Board of Directors' Compensation – Director Ownership Requirements".

(4)
Mr. Saxberg, as Chief Executive Officer, is required to own at least three times his salary of ($1 million) in Common Shares, and he is in compliance with this share ownership requirement.  See “Description of Executive Compensation – Executive Common Share Ownership Requirements”.

As at March 10, 2015, the Board held a total market value of securities of $46,979,896; individual holdings are outlined above.

Other than as described below, no proposed director: (a) is at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

D. Hugh Gillard

Mr. Gillard was a director of Point North Energy Ltd. ("Point North") from November 2, 2005 until November 22, 2006. In September 2006, Point North filed for, and the Court of Queen's Bench of Alberta granted, an initial order to Point North for creditor protection under the Companies' Creditors Arrangement Act ("CCAA") due to circumstances arising from events that occurred prior to Mr. Gillard being appointed to the Point North board of directors. In September 2007, a successful plan of arrangement was approved by the creditor of Point North and as a result, Point North emerged from CCAA protection.

Gerald A. Romanzin

Mr. Romanzin resigned from his position as a director of Porto Energy Corp. (“Porto”), a company that has subsequently become subject to cease trade orders for failure to file periodic disclosure (interim financial filings). Mr. Romanzin resigned as a director of Porto on May 30, 2014, following the decision by Porto’s directors and management to wind-down Porto’s operations due to capital constraints. Cease trade orders against Porto were subsequently issued by the Alberta, British Columbia, Manitoba and Ontario Securities Commissions and such cease trade orders remain in effect.

Gregory G. Turnbull, QC

Mr. Turnbull was a director of Action Energy Inc., a corporation engaged in the exploration, development and production of oil and gas in Western Canada. Action Energy Inc. was placed into receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter.

Crescent Point Energy Corp. Information Circular Proxy Statement

Mr. Turnbull was a director of Sonde Resources Corp. until March 27, 2014. On February 2, 2015, Sonde Resources Corp. filed a voluntary assignment in bankruptcy.

Mr. Turnbull resigned from his position as a director of Porto, a company that has subsequently become subject to cease trade orders for failure to file periodic disclosure (interim financial filings). Mr. Turnbull resigned as a director of Porto on May 30, 2014, following the decision by Porto’s directors and management to wind-down Porto’s operations due to capital constraints. Cease trade orders against Porto were subsequently issued by the Alberta, British Columbia, Manitoba and Ontario Securities Commissions and such cease trade orders remain in effect.

Board and Board Committee Meetings

The following table sets forth the Board and Board Committee meetings held during 2014 and the overall attendance at each.  Individual director's attendance at the Board and applicable Board Committee meetings are provided above under each director's name. Each Board, Audit Committee, Compensation Committee, Reserves Committee, Corporate Governance and Nominating Committee is either held entirely without members of management present or includes an in-camera session without management present.

Board/Committee	Total Meetings	Overall Attendance
Board	13	100%
Audit	5	100%
Reserves	2	100%
Health, Safety & Environment	4	100%
Compensation	6	100%
Corporate Governance and Nominating	5	94%

Board Skills Matrix and Continuing Education

The Corporate Governance and Nominating Committee ensures that the Board includes members with relevant experience and expertise so that the Board is able to effectively fulfil its mandate.  The skills matrix below shows the experience and expertise that each director nominee brings to our Board.

Skills Matrix

	Amirault	Bannister	Cillis	Gillard	Heinemann	Romanzin	Saxberg	Turnbull
Professional Background
Accounting, Finance, Tax	√		√	√		√
Communications				√
Economics & Business	√	√		√		√
Engineering & Technical		√			√		√
Law and/or Regulatory						√		√
Marketing	√			√
Management Role
Active CEO/CFO/Senior Executive	√						√
Former CEO/CFO/Senior Executive		√	√	√	√	√
Business Owner / Entrepreneur	√	√		√			√	√
Business Advisor	√	√		√	√		√	√
Managing Partner								√
Business Segment
Oil & Gas	√	√	√	√	√		√	√
Financial Services/Investment/Banking						√		√
Law / Regulatory						√		√
Specific Representations
Academics					√
Environmental	√				√		√
Corporate Governance	√		√	√	√	√		√
Risk Management	√		√	√	√	√	√	√
Strategic Management	√	√	√	√	√	√	√	√

Crescent Point Energy Corp. Information Circular Proxy Statement

Each director is responsible for keeping informed on the Company and developments in the industry.  Executives and/or other members of the leadership team assist by providing updates on technical advancements, new resource plays, regulatory changes and economic developments facing our business.  The President and Chief Executive Officer ("CEO"), other executives and/or other members of the leadership team also regularly communicate with members of the Board on developments in the business, progress towards achieving established goals and other topics relevant to the Company's business.  These presentations, meetings and discussions serve to increase the Board's knowledge of the Company and its business, and assist the Board in the execution of its duties.

Crescent Point also promotes continuing education of our directors by our corporate membership in the Institute of Corporate Directors ("ICD"), an organization which fosters excellence in directors to strengthen the governance and performance of Canadian businesses.

Below is a table outlining the continuing education activities engaged in by our Board members during 2014:

Continuing Education
Topic	Month in 2014	Prepared/Hosted by	Who Attended
Peer Analysis & Review – Canadian & U.S. Peers	February	Management	All
New Ventures Update	March	Investment Bank	All
US Oil & Gas Market Update	March	Investment Bank	All
US A&D Update	March	Management	All
Directors Education Program	June	ICD/Haskayne School of Business	Cillis
Activist Shareholders	September	Hugessen Consulting	Gillard
Preliminary U.S. Market Analysis	November	Management	All
Corporate Social Responsibility for Oil and Gas Companies	November	Oil Council – London, UK	Turnbull
Director Compensation	November	ICD	Gillard
Disclosure and Governance Seminar	November	McCarthy Tetrault	Romanzin
Corporate Governance 2014	December	Lexpert/Norton Rose	Romanzin
Marketing Overview	December	Management	All
12 Hours of CA/CPA Webinars	Several	Chartered Professional Accountants of Canada	Romanzin

In addition to the foregoing disclosure, during 2014 Mr. Saxberg visited several Crescent Point operating sites and presented at the following conferences:  Bank of America Merrill Lynch Reverse Roadshow in Calgary; Peters & Co Energy Conference; Credit Suisse Energy Conference 2014; FirstEnergy East Coast Energy Conference; 2014 CAPP Scotiabank Investment Symposium; Goldman Sachs North American Energy Summit; Scotiabank Calgary Stampede Conference; and Enercom's The Oil & Gas Conference.

3.	Appointment of Auditors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as auditors of Crescent Point, to hold office until the next annual meeting of Shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003.

Crescent Point Energy Corp. Information Circular Proxy Statement

Management recommends that Shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Crescent Point.

4.	Amendment to the Restricted Share Bonus Plan

Rationale for the Amendment

Crescent Point is requesting Shareholder approval of an amendment to the RSBP to restore our ability to pay cash dividend equivalent amounts on Restricted Shares throughout the vest period, as historically practiced for the past ten years and previously approved under the RSBP (the “Amendment”).  Throughout the vest period of Restricted Shares, a dividend equivalent accrues at the same rate as dividends paid on the underlying Common Shares ("Dividend Amounts").  Advantages of the Amendment include enabling us to maintain lower fixed G&A costs related to cash compensation, while continuing to offer a component of cash compensation that is discretionary based on Company profitability.

Crescent Point Shareholders approved the RSBP in its original form in 2003, as well as at the time each subsequent amendment was put forward for Shareholder approval. The TSX also reviewed the RSBP several times over the years and understood that Dividend Amounts would be paid on Restricted Shares upon vesting. In 2014, during a TSX review of certain proposed amendments to the RSBP, including amendments to the provisions related to payment of Dividend Amounts, the TSX required that we remove the provision which provided the Board with the discretion to pay Dividend Amounts to holders of Restricted Shares, regardless of whether or not the Restricted Share had vested.

Crescent Point held several discussions with the TSX following our 2014 annual Shareholder meeting to clarify the fundamentals of our RSBP, explain how our use of Restricted Shares differ from traditional options, and explain how we grant Restricted Shares as a key component of our employee compensation package.  Subsequently, the TSX agreed that we can return to our previous practice of paying the monthly Dividend Amounts on Restricted Shares during the vest period at the election of our Board, provided Crescent Point amends the RSBP provisions to clearly state that payment of such Dividend Amounts can be made in cash only, and not in Common Shares, and provided that Shareholders explicitly approve this language.  As such, no securities (listed or otherwise) have or would be issued in the future, in association with the payment of Dividend Amounts.  We are, therefore, seeking Shareholder approval to return to our previously approved practice.

Background on Our Restricted Share Compensation

Restricted Share compensation is a very effective method of aligning employee interests with those of our Shareholders, as it is share-based compensation the value of which mirrors the underlying Common Share price.  The features of the RSBP help us to ensure employee compensation is directly tied to our performance, give us the ability to pay lower fixed cash compensation than competitors, enable us to attract and retain high-performing employees and enhance the transparency of compensation award amounts.  The RSBP has been instrumental in helping Crescent Point attract and retain high-quality individuals who thrive in an entrepreneurial corporate culture where compensation is directly tied to the Company's success.  Restricted Shares have a vest period of up to 3 years.

As permitted by the TSX, we continue to pay monthly cash Dividend Amounts on Restricted Shares granted prior to May 2014 concurrently with the payment of the dividend on the Common Shares, which serves as a form of cash compensation to offset our lower than industry-average base salaries.  This practice enables us to significantly reduce the fixed salary portion of our G&A costs.  For the year ended December 31, 2014, Crescent Point continued to maintain a top quartile cost structure in terms of our G&A expenses, including share-based compensation, at only 7% of our netback prior to realized derivatives.

Crescent Point Energy Corp. Information Circular Proxy Statement

Crescent Point's Restricted Shares differ from traditional options or typical performance shares because they are not dependent on future performance. Incentive Restricted Shares are performance-granted in recognition of actual past achievements, are time-vested and require sustained performance to realize the value, which provides a powerful employee retention tool.  Dividend Amounts are only paid on Restricted Shares that have been earned and granted to an employee; no payment is made on securities that may granted or issued based on future performance (such as an option).  The quantity of Restricted Shares that vest upon redemption does not change, with the only variable being the underlying Common Share price upon vest or redemption, a risk that the employee bears.

In summary, we believe that Restricted Share compensation, including the payment of cash Dividend Amounts during the vest period, achieves strong employee-Shareholder alignment, as the holders of the Restricted Shares have the same economic interest in Crescent Point as our Shareholders.

Reasons for Shareholders to Support the RSBP Amendment

(i)	Lower fixed G&A related to cash compensation costs

Crescent Point pays base cash salaries around the 25th percentile compared to industry peers, and we have used Restricted Shares, including the payment of cash Dividend Amounts during the vesting period, as a fundamental way to bring employees' total compensation to competitive market levels.  Crescent Point is the only company in our Compensation Peer Group that targets salaries at the 25th percentile (as per a review of 2014 peer proxy circulars).  Approving the Amendment will help ensure that our fixed cash compensation costs remain low, which allows us to maintain some of the lowest G&A costs among our peer group, a particularly important feature during a weak commodity price environment.

(ii)	Discretionary component of cash compensation

Typically, salaries paid to employees are relatively fixed and not directly linked to corporate performance.  However, paying the Dividend Amounts on Restricted Shares monthly during the vest period gives our base compensation a discretionary element since the payment of dividends is based on corporate profitability.  Every employee is driven to deliver results that enhance the value of Crescent Point, since compensation is directly tied to profitability, resulting in superior alignment between employees and Shareholders.

(iii)	RSBP has been approved by Shareholders on several occasions

Crescent Point Shareholders approved the RSBP in its original form in 2003, and again at each time a subsequent amendment was put forward.

Consequences of Not Approving the RSBP Amendment

Should the RSBP Amendment not be supported, Crescent Point and our Shareholders are at risk of facing consequences that include:
•	Loss of key employees to competing firms who offer higher base salaries;
•	Increased G&A costs if market forces require us to pay higher fixed salaries;
•	Higher share dilution from paying the Dividend Amount in Common Shares upon vest;
•	Weakening the strong alignment between Shareholders and employees offered by our existing compensation structure; and
•
The need to redesign our compensation plan again and incur the related costs, management time and other challenges associated with such an undertaking.  Our compensation plan was already extensively revised in 2014 with the implementation of a Long Term Incentive Plan and other changes made in response to feedback received from the result of our 2014 Say on Pay (“SOP”) vote and our Shareholder engagement initiatives.

Crescent Point Energy Corp. Information Circular Proxy Statement

We believe that by Shareholders approving the Amendment, it will help us maintain low G&A and fixed cash compensation costs; attract and retain entrepreneurial team members by offering a compensation plan that rewards performance and is directly aligned with Shareholders, and restore a feature that has already been approved on several occasions by our Shareholders.  During volatile periods as we have recently been experiencing in the oil and gas industry, we believe that our overall compensation plan and RSBP are ideally structured to keep our employee and Shareholder interests strongly aligned.

TSX Approval of Amendment

The TSX has conditionally approved the Amendment, subject to Shareholder approval.

Form of Resolution Approving RSBP Amendment

Shareholders will be asked at the Meeting to consider and, if thought appropriate, approve the following resolution:

"BE IT RESOLVED THAT:

1.
The amendment to the Company's RSBP to restore the ability of the Board, at its election, to cause to be paid out in cash to a Participant, at any time and from time to time through the vest period, any portion of the Dividend Amount accrued on Restricted Shares (the "Amendment") be hereby approved.

2.	Any director or officer of the Company be and is hereby authorized and directed to make such other consequential amendments to the RSBP as may be required to give full effect to the Amendment.

3.
Any director or officer of the Company be and is hereby authorized and directed to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution."

The foregoing amendment to the RSBP is subject to the approval of the Company's Shareholders.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.  Management recommends that Shareholders vote FOR the Amendment.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.

5.	Advisory Vote on Executive Compensation

This is Crescent Point's third year of offering our Shareholders the opportunity to cast a non-binding SOP vote on our executive compensation.  In 2014, approximately 57% of the votes cast on the SOP vote were cast in acceptance of the Company's approach to executive compensation.

The Board believes that Shareholders should have the opportunity to fully understand the philosophy and objectives that guide the executive compensation-related decisions made by the compensation committee of the Board (the "Compensation Committee") and the Board.  The Board believes it is appropriate to hold a non-binding advisory vote on the approach to executive compensation with the intention that this Shareholder advisory vote will form an integral part of the Board's Shareholder engagement process around executive compensation.

The SOP vote is just one of the ways we engage with our Shareholders.  As outlined below in the section "Shareholder Engagement", Crescent Point is committed to regular, meaningful and constructive dialogue with our Shareholders and the proxy advisory firms such as Institutional Shareholder Services ("ISS"), on a number of issues, including executive compensation.  Although a majority of Shareholders did express support for our compensation practices in 2014, following the results of the vote, we proactively reached out to a significant number of Shareholders to discuss the Company’s approach to executive compensation and to obtain an understanding of those areas which may be of concern to Shareholders.  Crescent Point's Compensation Committee Chairman also engaged in discussions with many of our large institutional shareholders and a proxy advisory firm to better understand their perspectives.  As described in greater detail below in the section "Executive Compensation", the Board implemented changes to the executive compensation plan for 2014 and beyond to address the feedback received from Shareholders in 2014, and to promote continued strong alignment between corporate performance and executive compensation.

Crescent Point Energy Corp. Information Circular Proxy Statement

Specifically, the changes to the plan include the replacement of the Company's Annual Performance Award ("APA") with a Long Term Incentive Plan, of which 75% of the payout is dependent on Crescent Point's 3-year total shareholder return relative to peers.  We also highlight that our new LTIP intentionally differs from most peer plans in that it is a 3-year look-back plan as opposed to a 3-year look-forward plan.  The Compensation Committee and management feel that incorporating a look-back feature lends better transparency in the Executive Compensation Table – by granting and disclosing awards based on actual performance, as opposed to disclosing hypothetical grant amounts today that vest into unpredictable amounts in the future.  The new LTIP awards are based on actual 3-year historical performance as opposed to potential performance outcomes in the future.  Therefore, we feel our Shareholders can have 100% certainty over the disclosed executive compensation amounts, with an incentive to executives to continue to strive for positive Shareholder returns and share price appreciation during the 3-year vest period.  In fact, all of Crescent Point’s incentive pay (Short Term Incentive Plan (“STIP”), Performance Shares and LTIP) is performance-granted, and the Executive Compensation Table includes all base and incentive pay relating to the 2014 performance period.

Reasons for Shareholders to Support our Executive Compensation Approach

(i)	Improved CEO compensation structure

The changes to Mr. Saxberg’s compensation plan structure were significant, in that his total compensation plan has a maximum payout.  While his base pay is relatively higher, it is offset with capped upside on incentive compensation, and the majority of his long term incentive pay is now based on 3-year relative TSR performance under our new LTIP.

(ii)	Implemented a new long term incentive plan that aligns with Shareholder interests over the long term

Our new LTIP has the following benefits:

•	Is available to all employees, not just management
We believe all our employees should participate in all the same compensation components, including the LTIP, as it helps align our motivations and efforts towards meeting the same goals.

•	Is significantly weighted to benchmarking our performance relative to peers
Seventy-five percent of our LTIP performance metrics are weighted to relative shareholder returns, benchmarking our TSR performance against many direct peers in the industry.  The remaining 25% is weighted to production per share growth plus dividend yield.  Both metrics are good indicators of corporate performance and execution of our business strategy.

•	Measures performance over 3 years
Both LTIP metrics, relative TSR and production per share growth plus dividend yield, are measured over a 3 year period.

•	The relationship between metric achievement and LTIP award is transparent
A key and fairly unique feature of Crescent Point's LTIP is that the performance metrics are measured over the past 3 year period.  An LTIP award is granted after the actual (not target) metric achievement is determined; the LTIP award is then paid in Restricted Shares, and once granted, there is no future change to the number of Restricted Shares granted in respect of that award.  The value of the LTIP award is included, in full, in the Executive Compensation Table, therefore providing Shareholders full transparency of our compensation awards.

Crescent Point Energy Corp. Information Circular Proxy Statement

•	The award is paid in Restricted Shares
Restricted Shares, we believe, is a form of compensation that strongly aligns with Shareholder interests as its value is based on the underlying Common Share price.

•	Restricted Shares have a long vest period at 3 years
The Restricted Shares granted for LTIP awards are performance-granted, and then are time-vested over the next 3 years, resulting in a performance-delivered award combined with an element of enhanced employee retention.  The combined measurement and vest period, which spans 6 years, results in employees having an inherent motivation to deliver sustained strong performance over a long period of time, which aligns with Shareholder interests.

Consequences of Not Supporting our Executive Compensation Approach

Although this is advisory for the Board, and therefore non-binding, the Board takes feedback from our Shareholders very seriously.  As such, should our revised executive compensation approach not receive favorable support, the Company then faces the following challenges which are likely to have adverse impacts on Crescent Point and our Shareholders:
•	the need to spend more time and resources to create another compensation plan;
•	dealing with employee distraction and unease caused by uncertainty in future compensation; and
•	decreased focus on achieving our business objectives.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on Crescent Point's revised approach to executive compensation as set forth in the section entitled "Executive Compensation" in this Information Circular.

As the vote will be an advisory vote, the results will not be binding on the Board. The Board, and specifically the Compensation Committee, will not be obligated to take any compensation actions or make any adjustments to executive compensation plans as a result of the vote; however, we place a great deal of importance on the views of our Shareholders.  Crescent Point will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the Meeting.

The text of the advisory vote on executive pay resolution to be submitted to Shareholders at the Meeting is set forth below:

"BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Company's Board, the Shareholders of the Company accept the Company's approach to executive compensation disclosed in the information circular of the Company dated March 26, 2015."

Management recommends that Shareholders vote FOR the resolution.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.

Crescent Point Energy Corp. Information Circular Proxy Statement

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes the compensation program applicable to all executives of Crescent Point ("executives"). Crescent Point's named executive officers ("Named Executive Officers" or "NEOs") include the President and Chief Executive Officer ("CEO"), the Chief Financial Officer and the next three most highly compensated executive officers of Crescent Point who received salary and bonus payments from Crescent Point exceeding, in aggregate, $150,000 during the year ended December 31, 2014 or each individual who would have been but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year, being the Chief Operating Officer, the Vice President, Engineering & Business Development East and the Vice President, Land & Corporate Development.

This CD&A includes:

-	Letter to Shareholders

-	Description of executive compensation

•           Executive compensation changes in 2014

•           Alignment of business strategy with compensation strategy

•           Compensation philosophy and objectives

•           Roles and responsibilities of the Compensation Committee

•           Process for reviewing the annual compensation of executives

•           Role of the compensation consultant

•           Competitive market analysis – compensation and performance benchmarking

•           Fixed and variable (performance-based and at-risk) components of compensation

•           Clawback (recovery) policy

•           Employee Retirement Vesting Program

•           Pension plans

•           Executive Common Share ownership requirements

•           Succession planning for the CEO

•           Common Share performance and trends in executive compensation

•           2014 CEO compensation plan and performance

-	Executive Compensation Tables

-	Executive employment contract

-	Description of director compensation

•           Compensation philosophy

•           Compensation structure for non-employee directors

•           Director Retirement Vesting Program

•           Director ownership requirements

•           Board committees and membership

-	Director Compensation Tables

Crescent Point Energy Corp. Information Circular Proxy Statement

Letter to Shareholders

To Our Fellow Shareholders,

On behalf of the Board, I am pleased to share with you our 2014 CD&A and provide some context on our approach to executive compensation.

Early in 2014, the Compensation Committee commenced a process to review the Company's compensation plan to determine if significant structural changes were warranted.  The Compensation Committee retained Hugessen Consulting Inc. to review CEO compensation plans, provide input on incentive plan design and compensation competitiveness for now and beyond.

Partway through the review process, our SOP vote was held and 57% of Shareholders approved the existing plan.  Following the vote, the Compensation Committee invited our major Shareholders to engage in a dialogue about their concerns, if any, to ensure we heard and considered various points of view as we contemplated enhancements to our plan.  While we had anticipated greater participation, the feedback we received from the Shareholders who engaged with us, representing approximately 24% of the Shareholders who voted or indicated they voted, was very informative and insightful, and significantly influenced the changes we made to our compensation approach.  We thank these Shareholders for their candid and valuable feedback.  In addition, the Compensation Committee received feedback from a proxy advisory firm.

Crescent Point has always had a compensation philosophy that was very much aligned with Shareholders based on pay for performance within a balanced risk-reward framework.  A strong entrepreneurial culture has been the cornerstone to the Company's success and the Compensation Committee felt it important to retain such culture.

The major concerns expressed by those Shareholders were that there was insufficient alignment of compensation with long term shareholder return, defined as three years or longer, and insufficient weighting of Crescent Point’s performance versus peers.

We have responded to these concerns by replacing the APA with the LTIP for 2014 and future years, and are pleased to report that the LTIP:
•	encompasses multi-year total shareholder return performance;

•	is heavily weighted to performance relative to industry peers; and

•	is awarded in Restricted Shares, being share-based compensation the value of which is based on the underlying Common Share price, with a 3 year vest period.

The LTIP is a performance-based plan with 75% of the LTIP payout based on our 3-year TSR as benchmarked against relevant peers.  The remaining 25% of the LTIP is based on our Production per Share Growth plus our Dividend Yield ("PPSG+Y"); the Board approves the target level of performance for this metric for each 3-year measurement period.  Both of these metrics reflect the Company's objective of creating Shareholder value over the long term.

However, our new LTIP intentionally differs from most peer plans in that it is a 3-year look-back plan as opposed to a 3-year look-forward plan.  The Compensation Committee and management feel that incorporating a look-back feature lends better transparency in the Executive Compensation Table – by granting and disclosing awards based on actual performance, as opposed to disclosing hypothetical grant amounts today that vest into unpredictable amounts in the future.  The new LTIP awards are based on actual 3-year historical performance as opposed to potential performance outcomes in the future.  As a result, we believe our Shareholders can have 100% certainty over the disclosed executive compensation amounts, with an incentive to our executives to continue to strive for positive Shareholder returns and share price appreciation during the following 3-year vest period.  In fact, all of Crescent Point’s incentive pay (STIP, Performance Shares and LTIP) is performance-granted, and the Executive Compensation Table includes all base and incentive pay relating to the 2014 performance period.

Crescent Point Energy Corp. Information Circular Proxy Statement

The Compensation Committee felt that the short term incentive compensation goals set at the beginning of 2014 (STIP and Performance Shares) achieved the required short term performance objectives and had significant dialogue with management in setting the 2015 goals and objectives.

We are confident that these plan changes should alleviate Shareholder concerns expressed during the engagement process, while remaining true to our compensation philosophy.

Summary Results of our Engagement Process on Executive Compensation

What we heard	What we did
-Insufficient alignment of compensation with long term shareholder return, defined as 3 years or longer	✓Replaced our APA with an LTIP that encompasses 3-year TSR performance
-Insufficient weighting of the Company’s performance versus peers	✓75% of LTIP is based on 3-year TSR relative to industry peers
✓25% of LTIP is based on our PPSG+Y over the same 3-year period
✓Maintained the pay-at-risk feature by awarding the LTIP in Restricted Shares
-Vest period on long term incentive awards not long enough
✓LTIP award has a 3-year vest period
✓LTIP performance is measured over past 3 years and vests over the next 3 years, enhancing employee retention and requiring sustained performance to realize the award value

-Provide more detail on the short term goals	✓Enhanced disclosure on our STIP and Performance Share goals to provide more transparency
-Use of ‘special awards’ for outstanding performance lacks transparency and justification	✓The Compensation Committee is confident that the new compensation structure will eliminate any future special awards in all but the most exceptional of circumstances
-Want to see clearer pay for performance alignment
✓Maintained transparency of the amounts disclosed in the Executive Compensation Table by continuing to award incentive pay for delivered performance.  All awards are performance-granted:
-LTIP is based on performance over past 3 fiscal years
-Performance Shares and STIP awards are based on performance over past fiscal year
Incentive awards are not based on potential performance outcomes in the future; the only variable in the LTIP and Performance Share award value is the underlying Common Share price upon vest of the Restricted Shares, and our employees bear that risk.  Hence, our employees are inherently motivated to sustain strong performance to gain Common Share price appreciation beyond the measurement period.

Crescent Point Energy Corp. Information Circular Proxy Statement

2014 CEO Compensation

Of course, any major change to compensation plans brings challenges in how best to transition from the old plan to the new.  In determining the appropriate compensation for the CEO for 2014, the transition year, the Compensation Committee considered several factors, including:

•	Shareholder return;

•	Corporate operating performance;

•	Personal performance - visionary leadership since the Company’s inception, and is one of the longest-standing CEO’s in our industry;

•	The goal of increasing alignment between his compensation and long term Shareholder return on both an absolute and relative basis;

•
The need to increase his salary (historically below the 25th percentile) in conjunction with reducing the volatility of compensation (ie eliminating the APA) through establishing a target and maximum plan payout; and

•	Honoring previously approved STIP and Performance Share goals for 2014 as well as commitments made prior to the plan revisions.

Changes to Mr. Saxberg’s compensation plan are substantial; namely, his base pay is relatively higher, but is offset with capped upside on incentive compensation and the majority of his long term incentive pay is now based on 3-year relative TSR performance.

The Board evaluated the CEO's personal performance as well as the Company's operating performance during the year and concluded that Mr. Saxberg's leadership in growing the Company, ensuring the Company maintained a strong balance sheet and achieving record operating performance was outstanding.  Some of the Company’s accomplishments under Mr. Saxberg’s leadership include:

•	+8% production per share, +8% funds flow per share and +7% reserves per share year over year growth;

•	A record average production of >140,800 boe/d in 2014;

•	22% increase in proved + probable reserves to 807.4 million boe;

•	$2 billion dollars of strategic acquisitions in our core areas;

•	Maintained a top quartile cost structure in terms of our G&A expenses, including share-based compensation, at only 7% of netback prior to realized derivatives;

•	Exited the year with a strong balance sheet equating to 1.3x annualized funds flow from operations;

•	3 year results include growth in production per share by 26%, reserves per share by 23% and funds flow per share by 23%; and

•	243% total Shareholder return over the past 10 years.

Please refer to the section below titled “2014 CEO Compensation Plan and Performance” for further details.

In light of the foregoing, Mr. Saxberg was awarded total compensation of $9.0 million in 2014, a decrease of 30% from $12.8 million in 2013.  His $9.0 million of total compensation was comprised of 77% share-based compensation ($6.9 million) and 23% cash ($2.1 million).  Of the share-based compensation component, 57% will vest by October 2015 and 43% will vest in 2018.  It should also be noted that unlike many of our peers, Crescent Point does not provide a pension plan to Mr. Saxberg or any other employees.  Mr. Saxberg’s total 2014 compensation under the new plan compared to 2013 under the old plan is provided below and demonstrates the result of our compensation plan changes:

Crescent Point Energy Corp. Information Circular Proxy Statement

CEO Total Compensation for 2014 Compared to 2013

	2014			2013
($ million)	Target	Opportunity	Actual	Actual
Salary, Savings, Other	1.1	1.1	1.1	0.5
Base Restricted Shares	3.0	3.0	3.0	3.2
Base Compensation	4.1	4.1	4.1	3.7

STIP	0.5	1.0	1.0	0.5
Performance Shares	0.5	1.0	0.9	2.0
Short Term Incentive Compensation	1.0	2.0	1.9	2.5

APA	-	-	-	6.6
LTIP	3.1	6.0	3.0	-
Long Term Incentive Compensation	3.1	6.0	3.0	6.6

Total	8.2	12.1	9.0	12.8

While the cash component of the CEO’s compensation increased in 2014, the potential upside of the incentive share-based component is now capped, by design, in that Mr. Saxberg can earn up to a maximum of $8 million in incentive awards in any given year for strong performance.  The potential upside of the APA was indeterminable as there was no maximum payout in place.  To ensure strong alignment with Shareholders,  the CEO's (and all executive) compensation was, and continues to be, heavily weighted in share-based compensation as opposed to cash.  Losses in Shareholder value due to non-controllable events such as the recent commodity price drop directly affects actual payout versus original award value.

On a final note, Mr. Saxberg's employment contract was amended to reduce the Termination Payment Without Cause to 2 times his base salary plus STIP from the former 2.5 times.

Go Forward

The year 2014 was a transition year for structural changes to our compensation plan, the most significant being the implementation of the new LTIP to replace the APA.  Regarding the short term incentive pay, since the performance metrics for the 2014 STIP and Performance Shares had already been established for all employees at the beginning of the year, the Committee felt it was appropriate to honour those commitments.

We believe the changes that have been implemented reflect the collaborative efforts between Crescent Point and our Shareholders and are confident that we have implemented appropriate changes for the Company on a go forward basis.  The new plan aligns with our compensation philosophy and addresses the concerns of our Shareholders.  As a Committee we will continue to monitor our executive compensation and engage with our Shareholders to ensure Shareholder alignment, appropriate performance measures and payouts along with ongoing competitiveness to attract and retain high performing executives and employees who thrive in our entrepreneurial culture.

We have spent considerable time and resources designing and rolling out the new LTIP to our 1,000 employees, and we believe we have delivered a compensation plan that is aligned with Shareholder interests.  We are confident that our strategy, supported by our great people and compensation philosophy, has served Shareholders well, especially during unstable periods such as now.  We encourage you to vote FOR our advisory vote on executive compensation.

(signed) “Mr. D. Hugh Gillard”
Chair, Compensation Committee
Submitted on behalf of the Compensation Committee comprised of myself, Rene Amirault, Robert F. Heinemann and Gerald A. Romanzin.

Crescent Point Energy Corp. Information Circular Proxy Statement

Description of Executive Compensation

Executive Compensation Changes in 2014

Crescent Point underwent a comprehensive compensation plan review in 2014 to specifically address Shareholder concerns voiced during our Shareholder engagement initiatives.  We take Shareholder feedback very seriously, and have spent considerable resources designing a compensation plan that will both reflect Shareholders’ feedback and respect our compensation philosophy. We reviewed the compensation plan's structure, mix of cash and equity components, incentive pay metrics, the volatility of compensation, and specifically for the CEO, the amount of his compensation in aggregate and over the short and long term.  The Compensation Committee is pleased to report that significant compensation plan changes were implemented in 2014, and the 2014 compensation awards reflect these changes.

The CEO’s compensation plan changes are significant:  under the old plan, his base pay was relatively low and offset with significant upside, whereas under the new plan, his base pay is relatively higher and offset with capped upside.  In addition, the majority of his long term incentive pay is based on 3-year relative TSR performance.  Further details on the CEO’s new compensation plan are in section “2014 CEO Compensation Plan and Performance”. However, a key component introduced to all employees, including the CEO, is our new LTIP.  The LTIP replaces the APA and has the following key attributes:

•	75% of LTIP payout is based on relative TSR
•
25% of the LTIP payout is based on PPSG+Y, a second return measure that is considered a proxy for Shareholder value creation over the long term; it is benchmarked to Board-approved targets and is a good indicator of the Company's adherence to our stated business strategy

•	Performance is measured over the past 3 years: it is a look-back plan
•	Payout is in Restricted Shares that vest over 3 years, which enhances employee retention
•	Payout is nil for performance in the bottom third relative to peers/target.

Alignment of Business Strategy with Compensation Strategy

We strongly believe that our compensation plan has and must continue to support our overall business strategy, which is comprised of three key elements:

•	Develop and Exploit
Increase recovery factors through step-out and infill drilling, waterflood optimization and improved technology;

•	Acquire
Focus on high-quality, large resource-in-place pools with the potential for upside in production, reserves, technology and value; and

•	Manage Risk
Maintain a strong balance sheet, significant unutilized bank line capacity and 3½-year hedging program.

We execute on all three fronts to maximize Shareholder return with long-term growth and dividend income.  Crescent Point’s key advantages during this period of low oil prices are our:

•
Proven Management Team:  We have a proven track record of reserves, production and cash flow growth.  Over the past 10 years we have generated a total shareholder return of 243%, representing a 13% compound annual growth rate.

•
Excellent Balance Sheet:  With significant unutilized bank line capacity and a 3½ year hedging program to provide cash flow stability, we are well positioned to manage through a variety of commodity price cycles.

Crescent Point Energy Corp. Information Circular Proxy Statement

•
High-quality Reserve Base:  Our high-quality asset base provides >12 years of drilling inventory within low-cost, high-return basins.  Even during periods of weak commodity prices, our project and break-even economics are some of the most attractive in North America.  With continued advancement of new technology alongside our ongoing waterflood programs, we aim to further improve our capital efficiencies and lower decline rates.

Crescent Point's executive compensation strategy is to attract, reward and retain entrepreneurial-driven individuals of high calibre to serve as executives of Crescent Point, and to encourage exceptional performance over the short and long term to align with interests of our Shareholders.  We believe Crescent Point's success depends on the leadership of a strong executive team who embody our corporate culture where all employees are encouraged and rewarded for giving their best.

Compensation Philosophy and Objectives

Crescent Point's compensation philosophy is to pay for performance.  We achieve this through a compensation plan structured with relatively low fixed pay and rewarding strong performance with participation in the upside:  we target cash salaries at the 25th percentile and total compensation, including Restricted Share compensation, at market levels for similar positions in our Compensation Peer Group.  This compensation plan design enables Crescent Point to effectively manage our fixed salary expense and cash flow, while providing reasonable boundaries to reward our employees for strong corporate and personal performance:  paying low salaries results in the majority of total compensation being at-risk and/or performance-based.  Employees win when Shareholders win.  This philosophy has successfully enabled Crescent Point to attract employees who embody the work ethic and entrepreneurial spirit we need in order to deliver value to our Shareholders.  Another key demonstration of our compensation plan's alignment with Shareholders is that a significant proportion of total compensation, especially at the executive level, is in the form of Restricted Shares that vest over a period of up to three years.  Restricted Shares are granted as both base and incentive pay, as outlined in the table "Fixed and Variable (Performance-based and at-risk) Components of Compensation".  The quantity of Restricted Shares granted to meet the market level of compensation is calculated using a current average unrisked Common Share price, and the quantity of Restricted Shares issued upon vest does not change.  Therefore an employee's base compensation is at risk subject to the Common Share price on the vest date up to three years after the grant date.

A key and unique feature of Crescent Point's incentive compensation plan compared to most of our peers is that incentive awards, paid in the form of both cash (STIP) and Restricted Shares (Performance Shares and LTIP), are strictly in recognition of past performance:  Crescent Point grants an earned value (ie, incentive awards are performance-granted), rather than granting a "phantom" amount today that can turn into a higher or lower value in the future depending on performance achievement (ie performance-vested).  As a result, the amounts Crescent Point reports in the Executive Compensation Table are not comparable to peers with incentive compensation plans that are performance-vested to the extent their grant amount today differs from the amount earned in the future.  We believe Crescent Point's practice of performance-granting incentive pay brings absolute transparency to the amounts disclosed in the Executive Compensation Table.

Furthermore, consistent with our compensation philosophy to attract and retain high-performing executives who are motivated to increase Shareholder value over the long term, Crescent Point does not provide a pension plan or grant stock options to executives (or any employees), unlike some in our Compensation Peer Group.

Overall, we believe our compensation plan is effectively designed to:

•	attract, motivate, reward and retain high quality individuals to achieve Crescent Point's operational and strategic goals which are firmly aligned with long term Shareholder interests;
•	provide all executive and employees with the same compensation components to foster aligning our efforts to achieve common goals;
•
ensure appropriate long term incentives exist to facilitate retention of high-quality personnel by relatively high at-risk compensation through Restricted Share vest periods of up to three years, rather than through fixed salary, to ensure proper alignment with Shareholder interests;

•	ensure there is a sound mix of fixed, at-risk and performance-based pay over the short and long term; and
•	pay employees at a market-competitive level relative to corporate and individual performance achievements.

Crescent Point Energy Corp. Information Circular Proxy Statement

Corporate performance is measured on both an absolute basis and relative to our performance peer groups (as disclosed in the section below "Competitive Market Analysis – Compensation and Performance Benchmarking") on TSR and the achievement of financial, operational and balance sheet goals, all designed to ensure that Crescent Point continues to grow cash flow, earnings, net asset value, reserves and production on a per Common Share and absolute basis. Individual performance is evaluated based on the achievement of personal goals.  Our compensation structure ensures employees are motivated to achieve both corporate and individual goals for the purpose of maximizing Shareholder value.

Executive pay is intentionally designed to be more heavily weighted towards variable elements of compensation, as illustrated below in the Pay Mix Table, which are at risk either at the time of award or at the time of payout. This reinforces accountability for corporate and personal performance and in turn, provides Crescent Point with financial flexibility while providing incentive to individuals to outperform expectations.

Roles and Responsibilities of the Compensation Committee

The Compensation Committee assumes general responsibility for the overall compensation of executives and employees. The Compensation Committee's role is to ensure there is a well-defined link between executive compensation and the achievement of the Company's goals, and rigor in setting corporate goals and assessing performance.  The Compensation Committee, along with the CEO (except in respect of the CEO), is responsible for the annual review and recommendation to the Board of: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for all executives and directors; (iii) grants of Restricted Shares under the Company's RSBP and DSUs under the Company's Deferred Share Unit Plan ("DSU Plan"); and (iv) significant changes in benefit plans. Final approval of all components of compensation rests with the Board.

The Compensation Committee is composed of four independent directors: Messrs. Gillard (Chair), Amirault, Heinemann and Romanzin.  Members of the Compensation Committee have relevant education and experience, as described in section below “Relevant Education and Experience of Compensation Committee Members”, to execute their responsibilities for recommending executive and director compensation to the Board for approval. The Compensation Committee meets at least four times per year.

Process for Reviewing the Annual Compensation of Executives

The Compensation Committee is knowledgeable of the industry and its pay practices, and is fully engaged in the compensation review process.

The Compensation Committee's oversight of executive compensation, including in respect of the CEO, follows a formal annual review cycle that involves a detailed review of corporate and individual performance, incorporates benchmarking against market compensation data and considers independent advice when warranted.  The annual review includes considering the CEO's pay recommendations for individuals on his executive team.  The Compensation Committee reviews both base and incentive pay, and considers compensation levels in total.  Upon completion of this formal review process, the Compensation Committee's executive compensation recommendations are presented to the Board for approval, and the Board exercises its discretion to adjust when appropriate.

Crescent Point Energy Corp. Information Circular Proxy Statement

Role of Compensation Consultant

In early 2014, the Compensation Committee retained Hugessen Consulting Inc. ("Hugessen"), an independent compensation consultant, to review all aspects of our CEO's compensation plan.  Hugessen reviewed our existing compensation peer group, provided market data on CEO compensation plans, designed a draft incentive plan, and provided input on certain aspects of our LTIP.  In 2014, Crescent Point paid Hugessen a total of $198,265 (2013 - $nil) for these executive compensation advisory services.

In addition, the Company participates in and uses the Mercer Total Compensation Survey for purposes of benchmarking executive and employee compensation;  in 2014, Crescent Point paid Mercer (Canada) Limited ("Mercer") a total of $11,008 for the survey (2013 - $13,993).

In 2013, the Compensation Committee retained Mercer to review the reasonableness of director compensation and assist with a compensation presentation to the Board; Crescent Point paid Mercer a total of $37,235 for these compensation advisory services.

The following table provides a summary of fees paid to Hugessen and Mercer:

	Executive Compensation- Related Fees ($)	All Other Fees ($)
2014	198,265	11,008
2013	37,235	13,993

Competitive Market Analysis – Compensation and Performance Benchmarking

The annual process for the selection and Board approval of peer groups that the Company uses to benchmark compensation ("Compensation Peer Group") and performance ("Performance Peer Group") is as follows: management proposes a peer group to the Compensation Committee, the Compensation Committee and Board reviews and revises, where appropriate (in consultation with management), and the Board approves the composition of the final peer groups.

For 2014, Crescent Point has selected different peer groups to benchmark compensation and performance (rationale for peer group selection is outlined below).  The Compensation Peer Group and Performance Share Peer Group were determined at the beginning of 2014, and the LTIP peer groups are based on the constituents of the noted indices as at December 31, 2011, being the beginning of the LTIP performance period.  Similarly, the 2015 LTIP peer groups will be based on the relevant index constituents as at December 31, 2012.

Crescent Point Energy Corp. Information Circular Proxy Statement

2014 Peer Groups

Company	Compensation Peer Group	Performance Peer Groups
		Performance Shares	LTIP Adjusted Equal Weight Index(1)	LTIP Adjusted Capped Energy Index(2)
ARC Resources Ltd.	•	•	•	•
Athabasca Oil Corporation				•
Baytex Energy Corp.	•	•		•
Bonavista Energy Corporation	•	•		•
Canadian Natural Resources Limited	•	•	•	•
Canadian Oil Sands Limited			•	•
Cenovus Energy Inc.	•	•	•	•
Continental Resources Inc.		•
Encana Corporation	•	•	•	•
Enerplus Corporation	•	•	•	•
Husky Energy Inc.	•	•	•	•
Imperial Oil Limited			•	•
Lightstream Resources Ltd.	•	•		•
MEG Energy Corp.				•
Newfield Exploration Company		•
Niko Resources Ltd.				•
Pacific Rubiales Energy Corp.				•
Paramount Resources Ltd.				•
Pengrowth Energy Corporation	•	•		•
Penn West Petroleum Ltd.	•	•	•	•
Peyto Exploration & Development Corp.	•	•		•
Suncor Energy Inc.	•	•	•	•
Talisman Energy Inc.	•	•	•	•
Tourmaline Oil Corp.	•	•		•
Trilogy Energy Corp.	•	•		•
Vermilion Energy Inc.	•	•		•

Notes:
(1)	Based on constituents in the S&P/TSX Equal Weight Oil and Gas Index, excluding pipeline companies, as of December 31, 2011
(2)	Based on constituents in the S&P/TSX Capped Energy Index excluding companies with a market capitalization of less than $2 billion, as of December 31, 2011

For companies that did not participate in the 2014 Mercer Total Compensation Survey, we used their total compensation details as disclosed in their 2014 Proxy Circular for benchmarking purposes.

Crescent Point Energy Corp. Information Circular Proxy Statement

Compensation Benchmarking

The Compensation Committee considers the compensation practices of peer organizations when establishing the compensation plan for executives.  The Compensation Peer Group is intended to reflect oil and gas companies similar to us in terms of a combination of revenue, size, location of operations, daily production levels and/or enterprise value.  By considering these factors when selecting the Compensation Peer Group, we are able to select a group that accurately reflects our competitive arena for executive and employee talent.

Although it is important to pay at a market-competitive level, the Compensation Committee considers benchmark Compensation Peer Group data as just one factor in determining executive compensation.  It is also important to ensure that our executive compensation is aligned with Shareholder interests, reflects the success and tenure of the executive and is in line with our compensation philosophy.  It is impossible to equalize all the nuances within each peer's compensation plan to understand how it compares to ours, therefore, ultimately, the Board's goal is to have a compensation plan that enables our Company and employees to thrive, recognizing their success is interdependent.  We believe our compensation philosophy of targeting the 25th percentile for the fixed salary component and the market levels for total compensation is appropriate, as it means compensation is largely variable and dependent on both individual and corporate performance over the short and long term.  As a result, there are several compensation components within our plan that are performance-based and/or settled in Restricted Shares.  Refer to the table presented in the "Fixed and Variable (Performance-based and at-risk) Components of Compensation" section below.

Performance Benchmarking

Performance Shares

The Performance Share peer group consists of a range of oil and gas companies that are similar to us in terms of daily production levels, location of operations, business strategy or enterprise value.  It also includes two U.S. companies in recognition of our growing operations in the U.S.

LTIP

The selection of an LTIP peer group was an iterative process that considered the advice of our independent consultant (Hugessen), canvassing investment analysts at four major Canadian banks, researching the practices of our peers and proxy advisory firms, as well as based on internal analyses and discussions among members of our executive team and Compensation Committee.  We wanted an LTIP peer group that makes sense to both Shareholders and employees, and one that prevents the perception of being self-serving (ie we want a more "mechanical" or objective way of peer determination).  Hence we concluded on two S&P/TSX index-based peer groups, and narrowed the constituents for industry and market capitalization, based on members of each index at the beginning of the 3-year measurement period.

The first LTIP peer group consists of exploration and production companies listed on the TSX 60 (S&P/TSX Equal Weight Oil and Gas Index, excluding pipeline companies); for the 2014 LTIP, this peer group was based on the relevant index constituents as at December 31, 2011.  We think it is appropriate to compare ourselves to other large market capitalization companies, and appropriate to assume for benchmarking purposes, that Crescent Point is competing for capital from those looking to invest in exploration and production companies, rather than pipeline companies which have a completely different business model and associated risk.

The second LTIP peer group consists of all exploration and production companies on the TSX (S&P/TSX Capped Energy Index) excluding those with a market capitalization of less than $2 billion; for the 2014 LTIP, this peer group was based on the relevant index constituents as at December 31, 2011.  We think it is appropriate to exclude exploration and production companies below $2 billion market capitalization so that we are benchmarking against peers with more comparable asset bases, scope and scale of operations along with business models more focused towards yield and growth.

Crescent Point Energy Corp. Information Circular Proxy Statement

Fixed and Variable (Performance-based and at-risk) Components of Compensation

Our compensation plan is structured as follows:
-	Base compensation: Salary, Base Restricted Shares
-	Short term incentive compensation: STIP, Performance Shares
-	Long term incentive compensation: LTIP
Incentive compensation (STIP, Performance Shares and the LTIP) provide employees an opportunity to increase their total compensation to above peer average levels as recognition for their personal contributions during times of high corporate performance.

The following table outlines the compensation components available to all our employees, including executives:

Summary of Compensation Components

	Compensation Component	Measurement Period	Vest Period	Target / Measurement	Key Features
Cash Compensation
Fixed	Salary	N/A	N/A	-Component of base compensation -Target is 25th percentile of Compensation Peer Group salary level	-Provides a regular monthly cash income
	Savings	N/A	N/A	-6% of Salary	-Paid quarterly in cash to an investment account
Variable (at-risk or performance-based )	Dividend Amounts	N/A	N/A	-Refer to Resolution 4 for details on the Amendment to restore the Company’s ability to pay Dividend Amounts monthly in cash throughout the vest period of a Restricted Share
-Amount and payment timing of Dividend Amounts, if Resolution 4 is approved by Shareholders, would mirror the  dividends paid on Common Shares
-Aligns employees with Shareholders
-Enables Crescent Point to pay lower salaries

	Short Term Incentive Plan ("STIP")	1 year	N/A
-Executive target is 50% of salary, is  discretionary and dependent on individual performance
-Corporate performance is measured on achievement of specific goals in the past fiscal year:
•30% New ventures and technical advantage
•30% Culture and communication
•40% Business process improvement

-Rewards the achievement of key corporate and individual goals
-Executive payouts may range from 0% to 100% of salary, dependent on corporate and individual performance
-The 2014 STIP achievement level was 96.9%
-Paid in cash in the first quarter following performance period

Crescent Point Energy Corp. Information Circular Proxy Statement

Restricted Share Compensation
Variable (at-risk or performance-based )
Restricted Share Bonus Plan ("RSBP"):  this one plan governs the granting of all base and incentive Restricted Shares
-The value of a Restricted Share is a function of the underlying Common Share price
-Delayed vesting promotes retention and longer term performance
-Restricted Share vests are settled in Common Shares or cash (at the sole discretion of the Board), net of required withholding taxes
-See "Restricted Share Bonus Plan" section for a detailed description of the RSBP

Base Restricted Shares The quantity of Base Restricted Shares granted is based on a current average un-risked Common Share price and quantity is not adjusted at vest.
	Initial Grant	N/A	One third each year over three years	-Component of base compensation -Supplements an employee’s salary but is paid in Restricted Shares, with value being at-risk through vest	-Represents an employee's first grant of Base Restricted Shares
	Cliff Grant	N/A	Third year anniversary of grant	-Component of base compensation -Individual target is one third of Initial Grant, adjusted for current market conditions	-Cliff Grants follow the vest of an Initial Grant tranche or following a prior Cliff Grant vest -Grants are reviewed annually considering individual / corporate performance and market conditions
Incentive Restricted Shares Incentive Restricted Shares are performance-granted based on goal achievement over the past 1 to 3 years; quantity is not adjusted at vest.
	Performance Shares	1 Year	One third in April, July and October in the year following performance period
-Individual target is 50% of annual Cliff Grant, is discretionary and dependent on individual performance
-Corporate performance is measured on achievement of specific goals over the past fiscal year:
•25% Financial execution
•25% Per share growth and balance sheet
•25% Long term strategy
•25% Industry benchmarks relative to Performance Share Peer Group

-Individual payouts may range from 0% to 100% of target value, dependent on corporate and individual performance -The 2014 Performance Share achievement was 92.13%
	Long Term Incentive Plan ("LTIP") (Replaces the former APA)	3 years	3 years
-Individual target is based on Salary plus annual Base Restricted Shares, and individual awards are discretionary dependent on performance
-Corporate performance is measured on relative TSR and target PPSG+Y, both measured over the past 3 fiscal years:
•50% Adjusted Equal Weight Relative TSR
•25% Adjusted Capped Energy Relative TSR
•25% PPSG+Y

-The 2014 LTIP achievement was 45%, 63% and 100% for each of the three metrics, respectively

Each of the compensation components are described in more detail below.

(i)	Salary

Crescent Point Energy Corp. Information Circular Proxy Statement

Salary provides a fixed level of income to executives for the scope and mandate of their role.  While an executive's relevant skills, experience and performance are considered when setting their salary, the salary target is deliberately set at the 25th percentile of similar positions in our Compensation Peer Group to minimize fixed pay and maximize pay at risk, which aligns with Shareholders.  Salaries are reviewed annually and adjustments can be made for inflation, change in accountabilities or to remain competitive in the marketplace.

(ii)	Savings

Savings is 6% of salary, paid in cash quarterly to an employee’s investment account and they can choose their preferred investment vehicle at that time.

(iii)	Dividend Amounts

We are seeking Shareholder approval (as described in Resolution 4) to reinstate the Company's ability to pay the monthly cash Dividend Amounts to holders of Restricted Shares during the vest period.  Monthly cash Dividend Amounts have historically been a key cash component of our compensation plan, and enables the Company to pay lower fixed salaries at the 25th percentile.

(iv)	Short Term Incentive Compensation

Our short term incentive compensation is comprised of two components:  STIP (paid in cash) and Performance Shares (paid in Restricted Shares).

STIP

Our STIP is an annual bonus paid in cash in the first quarter following the fiscal year.  The purpose of the STIP component is to incentivize employees to achieve defined goals, many of which are cross-functional and designed to improve our operational execution in many areas of the business. The total award available under the STIP depends on the goal achievement level, with the award allocated to each individual executive being dependent on their personal performance, at Board discretion in consultation with the CEO.

An individual's STIP target is one of several compensation components that helps attain total compensation up to market levels of similar positions in our Compensation Peer Group.  The STIP component fits nicely with our compensation philosophy of targeting salaries at the 25th percentile, as it enables us to pay lower salaries while still offering competitive total cash compensation, with a portion being discretionary and dependent on corporate and individual performance.  Executives are responsible for the identification and oversight of STIP goals (subject to Board approval), to ensure that our teams are working together on the right initiatives that will make Crescent Point a better company.  Employees at senior levels in the organization have a greater portion of STIP pay at risk, to both bring cash compensation in line with market, and in recognition of their increased influence on results: executives' STIP target is 50% of salary, with an opportunity range of up to 100% of salary, at Board discretion. For NEOs, the combined value of salary plus STIP positions them close to the median of our Compensation Peer Group's total cash compensation.

STIP Achievement Level	Executive STIP Payout Opportunity (as a % of Salary)
95-100%	100%
90-94%	80%
85-89%	50%
76-84%	40%
<75%	Nil

Crescent Point Energy Corp. Information Circular Proxy Statement

The 2014 STIP award was based on the achievement of executing key new venture and technical advantage initiatives, culture and communication efforts and business process improvement goals designed to improve the Company's execution and make Crescent Point a stronger company. While the achievement of many of these goals have a direct and immediate impact on the Company's key performance indicators, other goals help better the Company's execution of our business strategy and enhance Shareholder value over the longer term.  Crescent Point executives, managers and the Compensation Committee contributed to the goal-setting process, with the Board having final approval of the goals.

The corporate achievement of the 2014 STIP goals is summarized as follows:

2014 STIP Goals and Achievement Levels

	Weighting	Achieved
NEW VENTURES AND TECHNICAL ADVANTAGE
2014 "game changers"	25%	25%
Technical conference	5%	5%
	30%	30%

CULTURE AND COMMUNICATION
Safety culture	6%	4%
Environmental and Regulatory	5%	5%
Technical days	5%	5%
Employee survey	5%	5%
Quarterly staff meetings	4%	3.2%
Celebrate community support	5%	5%
	30%	27.2%

BUSINESS PROCESS IMPROVEMENT
5-year plan	3%	3%
Acquisition & Divestiture process	4%	4%
Records management	3%	3%
Supply chain	5%	5%
Authorization For Expenditure (AFE) Compliance	5%	4.7%
Capital processes-forecasting	4%	4%
Capital accruals	4%	4%
Learn more from our experiences	3%	3%
Non-operated processes	4%	4%
U.S. SOX compliance	5%	5%
	40%	39.7%

TOTAL	100%	96.9%

The 2014 STIP goals are further explained below along with measurement targets and results as applicable:

Crescent Point Energy Corp. Information Circular Proxy Statement

•	New Ventures and Technical Advantage (2 goals, 30% weighting)

-
Capture value from existing assets and increase inventory of opportunities for future development through: completion of injector conversions, unitization, rail pipeline and hydrant system completion, storage facility completion, expansion of marketing rail opportunities, installation of automated Rail Oil system, evaluation and expansion of plays, and evaluating drilling and completion optimization techniques

-	Share detailed technical knowledge and best practices between asset teams and technical disciplines and identify opportunities for improvement (conference was held April 23rd)

•	Culture and Communication (6 goals, 30% weighting)

-	Continue to demonstrate our commitment to a culture of safety, and improve our safety record beyond last year's measures
-	Develop and report on environmental and regulatory metrics and demonstrate that regulatory compliance and environmental stewardship are an important part of our culture
-	Deliver technical and business presentations throughout the year addressing key topics that promote understanding between teams (8 presentations were delivered)
-
Improve the design of and participation in the annual employee survey beyond previous year's measures as responses are invaluable in providing feedback to managers and executive, and for providing staff a forum for voicing concerns and comments (85% of employees participated, goal was >75%)

-
Continue to hold quarterly staff meetings in head office and field offices to promote communication between staff and executive, and to help employees understand the Company’s key operational and financial highlights (held 4/5 meetings)

-
Celebrate our many community sponsorships and projects with improved communication to staff and encourage increased staff participation in charitable opportunities in an effort to instill a sense of pride and community (69% of employees participated, goal was ≥60%)

•	Business Process Improvement (10 goals, 40% weighting)

-	Update the long-term plan both technically and financially to improve strategic decision making
-	Ensure compliance with our acquisition & divestiture checklist to reduce risk and improve the accuracy and efficiency of business integration activities
-
Implement a corporate records and information management program that will improve compliance with laws that require records retention and improve the ability to locate stored records for audits and dispute resolution

-	Assist business units in reducing cost and risk associated with contracting suppliers (3.6% savings were realized, goal was ≥2.5%)
-	Improve Authorization For Expenditure (AFE) compliance which allows for more accurate cost tracking and forecasting and helps to manage partner risks
-	Improve monthly capital forecasting accuracy beyond previous year’s measures
-	Continue to improve quarter end capital accrual accuracy and visibility of our net debt and program economics
-	Instill a corporate review program to analyze and learn from both successful and challenged projects or programs
-	Review and improve processes for dealing with non-operated properties with a view to reducing partner risks
-	Successfully implement SOX Company wide, in conjunction with our NYSE listing

The goal achievement was monitored by an internal committee including the Chief Financial Officer; progress was reported to the Compensation Committee on a regular basis and the Board approved the final goal achievement levels.  After a full assessment of the level of achievement of the STIP goals and the level of individual performance contributing to the attainment of those goals, the Board approved STIP allocations to the NEOs, in total, at 96.0% of the STIP award opportunity, which coincides with the 96.9% STIP goal achievement level.  The 2014 STIP award was paid in two instalments, in January and March of 2015.

Crescent Point Energy Corp. Information Circular Proxy Statement

Performance Shares

Performance Shares are an annual bonus awarded in the form of Restricted Shares and are granted on April 1 of the year following the relevant fiscal year once final goal achievement levels are determined for that performance period, and vest over the next six months (April 1, July 1 and October 1). This share-based compensation award aligns payouts with Shareholder interests and provides an effective employee motivation and retention tool.  Performance Shares are one of several components that help attain total compensation up to market levels of similar positions in our Compensation Peer Group.  An employees' Performance Share target, except for the CEO, is one-half of their annual Base Restricted Shares; refer to section below "2014 CEO Compensation Plan and Performance" for his plan details.

The purpose of Performance Shares is to incentivize employees to achieve defined goals that relate to key indicators of financial, operational and execution strength, as well as for Crescent Point's achievement of key metrics relative to our Performance Share Peer Group.  This results in a direct link between pay and performance since the size of the award is dependent on personal contributions towards meeting a range of measures tied to the mid and long term strategy of Crescent Point. The variability is intended to ensure that executive compensation, as with all employees, is higher when Crescent Point outperforms, and lower if Crescent Point underperforms.

A key and unique feature of Crescent Point's Performance Share award is that it is based on the actual achievement of defined goals set at the beginning of the performance period:  Performance Shares are performance-granted with delayed vesting over six months.

The value of the 2014 Performance Shares disclosed in the Executive Compensation Table reflects the actual quantity of Performance Share Restricted Shares to be granted on April 1, 2015 based on actual achievement of the Performance Share goals in 2014, however, due to the fact that this Information Circular was published prior to the April 1, 2015 grant date, the Performance Share award is valued at $28.24 per Restricted Share, which price is determined using the Black-Scholes pricing model in accordance with International Financial Reporting Standards ("IFRS"). The 2014 Performance Shares will be granted on April 1, 2015, and a third of the award vests on each of April 1, July 1 and October 1, 2015.

The 2014 Performance Share award was based on the achievement of goals in four key areas, each weighted 25%:  financial, per Common Share growth and balance sheet, long term strategy and industry benchmarks.  These goals are key indicators for Crescent Point's performance, both on an absolute basis and relative to the Performance Share Peer Group. Twenty five percent of the Performance Share award is dependent on how Crescent Point performs against the Performance Share Peer Group on seven different measures.  Executives, the Compensation Committee and the Board contributed to the goal-setting process, and the goals were ultimately approved by the Board. Achievement of the goals was monitored by an internal committee including the Chief Financial Officer, with progress regularly reported to the Compensation Committee; the Board ultimately approved the final goal achievement level.

For the 2014 Performance Shares, the Board approved two target/payout levels (Target and Stretch Target) to benchmark our achievement/payout for the Performance Share goals.  The first level, Target, is tied to our budget metrics.  The second level, Stretch Target, sets a higher expectation using more rigorous metrics.  The objective of the Stretch Target is to reward performance that surpasses our high expectations.  If the Stretch Target is met/exceeded, the payout is higher.  On the downside, if the lower target is not met, the payout is nil.

Crescent Point Energy Corp. Information Circular Proxy Statement

The 2014 Performance Share award was based on the following achievements in 2014:

2014 Performance Share Goals and Achievement Levels

	Target	Stretch Target	Result	Target Weighting	Stretch Target Weighting	Achieved(1)
FINANCIAL
Operating Expenses	<$12.63/boe	<$12.00/boe	$12.60	6.25%	7.50%	6.25%
G&A costs	<$1.61/boe	<$1.53/boe	$1.46	6.25%	7.50%	7.50%
Interest costs	<5.25%	<5.00%	4.03%	6.25%	7.50%	7.50%
Recycle ratio excluding future development costs	>2.0	>2.2	2.4	6.25%	7.50%	7.50%
				25.00%	30.00%	28.75%

PER SHARE GROWTH AND BALANCE SHEET
Production per share(2)	>315.2	>331	334.7	6.25%	7.50%	7.50%
Reserves per share(3)	>1.70	>1.79	1.79	6.25%	7.50%	7.50%
Exit Debt to Funds Flow ratio	≤1.1	≤1.0	1.48	6.25%	7.50%	0.00%
Payout ratio	≤53% ($95 WTI)	≤50% ($95 WTI)	47%	6.25%	7.50%	7.50%
				25.00%	30.00%	22.50%

LONG TERM STRATEGY
2015 5-year plan - Funds Flow Per Share(2)	>$5.35 (PDRIP on)	>$5.62 (PDRIP on)	$5.42	6.25%	7.50%	6.25%
2015 5-year plan - Production Per Share(2)	>330 (PDRIP on)	>347 (PDRIP on)	331.5	6.25%	7.50%	6.25%
2015 5-year plan - Locations	>10,150	>10,658	12,371	6.25%	7.50%	7.50%
2015 5-year plan - Debt to Funds Flow Ratio	≤1.19 (PDRIP on)	≤1.09 (PDRIP on)	1.09	6.25%	7.50%	7.50%
				25.00%	30.00%	27.50%

INDUSTRY BENCHMARKS VS. PERFORMANCE SHARE PEER GROUP
2014 Return(4)			3rd Quartile	9.38%	14.06%	2.34%
3-year Return(3)(4)			2nd Quartile	9.38%	14.06%	7.04%
2014 Cost of capital(2)(5)(6)			2nd Quartile	1.25%	1.50%	0.94%
2014 Production per share growth(2)(5)			3rd Quartile	1.25%	1.50%	0.31%
2014 Reserves per share growth(2)(5)			2nd Quartile	1.25%	1.50%	0.94%
2014 Recycle ratio(5)			3rd Quartile	1.25%	1.50%	0.31%
2014 Debt to Funds Flow(5)			1st Quartile	1.25%	1.50%	1.50%
				25.00%	35.62%	13.38%

TOTAL				100.00%	125.62%	92.13%

Notes:
(1)	Stretch target weighting will be applied if stretch target is surpassed.
(2)	Based on weighted average fully diluted Common Shares outstanding.
(3)	Based on year-end fully diluted Common Shares outstanding.
(4)	For peer comparisons: 1st quartile performance = 150%, 2nd = 75%, 3rd = 25%, and 4th = 0%.
(5)           For peer comparisons: 1st quartile performance = 120%, 2nd = 75%, 3rd = 25%, and 4th = 0%.
(6)	Calculated as average Common Share price divided by cash flow per share.

After a full assessment of the level of corporate achievement of the Performance Share goals and the level of individual performance contributing to the attainment of those goals, the Board approved Performance Shares allocations to the NEOs, in total, at 90.5% of the opportunity range, which largely coincides with the 92.13% achievement level.

Crescent Point Energy Corp. Information Circular Proxy Statement

(v)	Base Restricted Shares

An Initial Grant is a grant of Restricted Shares to new employees that vests one-third on each of the first, second and third year anniversaries of the grant date.  An individual's Initial Grant is one of several components that helps attain base compensation up to market levels of similar positions in our Compensation Peer Group.

A Cliff Grant is a grant of Restricted Shares to employees upon the vesting of the first and subsequent tranches of an Initial Grant, or upon vesting of a prior Cliff Grant, and that vests on the third year anniversary of the grant date.  Cliff Grants are targeted at 1/3 of an Initial Grant, an amount that helps attain base compensation up to market levels relative to our Compensation Peer Group, however, awards are also dependent on personal performance and Crescent Point's Common Share price.

The purpose of the Initial and Cliff Grants is to provide a level of base pay that, because the value is at risk based on the Common Share price upon vest/redemption, is aligned with Shareholder interests.

All Restricted Share grants are awarded at the Board's discretion.

(vi)	Long Term Incentive Compensation

APA

While we believed the APA was aligned with Shareholder interests and was an effective compensation component for motivating and rewarding employees, the feedback provided from Shareholders (our Shareholder engagement details are provided in section “Shareholder Engagement”) indicated that they perceived our compensation plan was lacking weight on Crescent Point's relative TSR over the long term.  Therefore, the APA component of our compensation plan was terminated in 2014 and replaced with our LTIP, described below.

LTIP

The LTIP is an incentive compensation component new in 2014, replacing the APA.  We believe our LTIP design respects our compensation philosophy while, at the same time, enhances alignment between executive compensation and Shareholder interests.

The LTIP design has many typical attributes of long term plans seen in our industry, and addresses all the main Shareholder concerns.  Our LTIP:
•	is based (75%) on 3-year TSR performance relative to industry peers;
•	is paid in Restricted Shares with a 3 year vest period; and
•	has an award maximum that is derived from base compensation.

And, we believe, is superior to many peer long term plans, as it:
•	is based (25%) on 3-year PPSG+Y, which is an indicator of adhering to our business strategy;
•	pays for past performance;
•	requires sustained performance (3-year measurement period followed by 3-year vest period) to realize the underlying award value;
•	is paid in Restricted Shares, therefore the NEO award value is included in full in the Executive Compensation Table (grant value is not hypothetical based on a future outcome); and
•	payout is nil for performance in the bottom third relative to peers/target.

Our LTIP is designed to incentivize and reward employees, including executives, for achieving performance metrics tied to relative shareholder returns, production per share growth and dividend yield, all measured over the past 3 year period.  These metrics are good indicators of corporate performance and execution of our business strategy. Furthermore, the LTIP award is denominated in Restricted Shares that are granted in the year following the 3 fiscal year measurement period (once actual metric achievement is determined), and vest over the following 3 years, resulting in a performance-delivered award combined with an element of enhanced employee retention. This share-based compensation award aligns payouts with Shareholder interests and provides an effective employee motivation and retention tool.

Crescent Point Energy Corp. Information Circular Proxy Statement

A key and fairly unique feature of Crescent Point's LTIP is that the performance metrics are measured over the past 3 year period, therefore an employee's award is based on the actual (not target) achievement of those metrics.  Hence, the LTIP award is performance-granted with delayed vesting over 3 years. The value of the 2014 LTIP disclosed in the Executive Compensation Table reflects the actual quantity of Restricted Shares to be granted on April 1, 2015 based on the actual metric achievement for the three years ended December 31, 2014; however, due to the fact that this Information Circular was published prior to the April 1, 2015 grant date, the LTIP award is valued at $28.24 per Restricted Share, which price is determined using the Black-Scholes pricing model in accordance with IFRS.

For clarity, once the Restricted Shares relating to the LTIP award are granted, there is no future change to the number of Restricted Shares granted in respect of that award: the Restricted Shares are simply time-vested over the next 3 years, with the employee bearing the risk of the underlying Common Share price upon vest/redemption.  We believe that this practice of performance-granting with delayed vesting is strongly aligned with Shareholder interests, and ensures good balance between employee reward, retention and continued performance throughout the vest period.

LTIP Opportunity – the Payout Formula

The LTIP opportunity is the sum of the following formula for each of the 3 metrics, described below, then adjusted for individual performance.  The award is calculated in dollars then converted to Restricted Shares based on the 20 day volume weighted average price ("VWAP") ending December 31, being $25.93 for the 2014 LTIP.

LTIP Opportunity $ =	Metric Weighting	x	Metric Achievement			x	LTIP Base Compensation
	(50%, 25%, 25%)	x	Achievement (0-100%)	x	Multiplier (0, 1.5, 2.0 3.0)	x	Salary + Cliff Grant $	x	Target % (10-50%)

LTIP Metrics, Weighting and Achievement

The LTIP has 3 metrics weighted 50%, 25% and 25%, as follows:

Metric 1 – 50% weighting: Adjusted Equal Weight Relative TSR
This benchmarks Crescent Point's 3-year TSR relative to constituents of the S&P/TSX Equal Weight Oil & Gas Index excluding the pipeline companies.  The companies in this index are members of the TSX 60 and are considered to have a large market capitalization.  We think it is appropriate to evaluate our performance against other large market capitalization companies in our direct industry:  Crescent Point is competing for capital from those looking to invest in exploration and production companies, rather than pipeline companies which have a completely different business model and associated risk.

-	Measures shareholder return on investment over the past 3 years: share price growth + dividend yield
-	TSR = (share price change + dividends paid) ÷ opening share price
-	Benchmark against peers' TSR using percent rank
-	Peer group is determined at the beginning of the 3 year period
-	Refer to "Competitive Market Analysis – Compensation and Performance Benchmarking" section above for constituents of the Large Cap peer group for the 2014 LTIP
-	Share prices are calculated as the 20 day VWAP at the beginning and end of the 3 year period

Crescent Point Energy Corp. Information Circular Proxy Statement

Metric 1 Achievement for 3 years ending December 31, 2014: Crescent Point's -22% TSR places at the 45th Percentile ("P45") of the Adjusted Equal Weight peer group.

Metric 2 – 25% weighting: Adjusted Capped Energy Relative TSR
This benchmarks Crescent Point's 3-year TSR relative to constituents of the S&P/TSX Capped Energy Index excluding companies with a market capitalization of less than $2 billion.  This metric evaluates our performance against a wider group of peers in our industry.  We think it is appropriate to exclude exploration and production companies below a $2 billion market capitalization so that we are benchmarking against peers with more comparable asset bases, scope and scale of operations along with business models more focused towards yield and growth.

-	Measures shareholder return on investment over the past 3 years: share price growth + dividend yield
-	TSR = (share price change + dividends paid) ÷ opening share price
-	Benchmark against peers' TSR using percent rank
-	Peer group is determined at the beginning of the 3 year period
-	Refer to "Competitive Market Analysis – Compensation and Performance Benchmarking" section above for constituents of the Capped Energy peer group for the 2014 LTIP
-	Share prices are calculated as the 20 day VWAP at the beginning and end of the 3 year period

Metric 2 Achievement for 3 years ending December 31, 2014:  Crescent Point's -22% TSR places at the 63rd Percentile ("P63") of the Adjusted Capped Energy peer group.

Metric 3 – 25% weighting:  Production Per Share Growth + Dividend Yield
This metric is measured on an absolute basis to internally set targets (ie not relative to peers) because we think it is important to measure and reward for adhering to our business strategy, which is designed to maximize shareholder return with long term growth and dividend income.  Accretive production per share growth is the foundation of adding value to our company.  PPSG coupled with a positive dividend yield, we believe, is a sound metric for investors to consider when allocating their investment dollars.

-	Measures the success of Crescent Point's balanced growth + yield business model
-	Is a proxy for the total return to shareholders over the past 3 years; meant to approximate income and capital appreciation
-
Achievement is measured against Board-approved targets, ranging between 30% - 45% over 3 years.  Targets and payout ranges were set at the beginning of the 3 year measurement period, using our then-current 5-year plan.

-	PPSG+Y = (PPS change ÷ opening PPS) + (dividends paid ÷ opening share price)
-	Production Per Share is calculated using Crescent Point's annual production and annual fully-diluted weighted average shares outstanding

Metric 3 Achievement for 3 years ending December 31, 2014: Crescent Point's PPSG+Y of 44% places at the maximum achievement (100%) for this metric.

LTIP Multiplier

The LTIP payout multiplier varies at 0, 1.5 and 3.0 for executives, depending on the level of achievement: payouts are nil/lower in times of poor/moderate performance, and higher in times of stronger performance.  If achievement levels are in the top quartile, then maximum payouts are awarded as a means to encourage consistently strong performance. The staff multiplier is set at 2.0, and the Board may consider increasing this multiplier, up to a maximum of 3.0, in times of top quartile performance.

By including both the Achievement Percentage and Multiplier in the LTIP formula, the payouts are appropriately moderated; the maximum payout occurs only for top quartile performance:

Crescent Point Energy Corp. Information Circular Proxy Statement

Achievement Level	Achievement Percentage	Multiplier		Comment
		Executives	Staff
Percentile 0 – 32	0 – 32%	0	0	Nil payout for bottom third performance
Percentile 33 – 50	33 – 50%	1.5	2	Payout linear to achievement
Percentile 51 – 75	51 – 75%	3	2	Payout linear to achievement
Percentile 76 – 100	100%	3	2	Max payout for top quartile performance

In summary, the 2014 LTIP award was based on the following achievements for the 3 years ending December 31, 2014:

Metric	Peer Group	Measurement Period	Metric Weighting	2014 Metric Result / Achievement	2014 Executive Multiplier
Adjusted Equal Weight TSR	Constituents of the S&P/TSX Equal Weight Oil & Gas Index excluding pipeline companies, as of Dec 31, 2011	Dec 31, 2011 to Dec 31, 2014	50%	P45 / 45%	1.5
Adjusted Capped Energy TSR	Constituents of the S&P/TSX Capped Energy Index excluding companies with a market capitalization of less than $2 billion, as of Dec 31, 2011	Dec 31, 2011 to Dec 31, 2014	25%	P63 / 63%	3.0
PPSG+Y	Benchmarked to Board-approved targets	Dec 31, 2011 to Dec 31, 2014	25%	44% / 100%	3.0

Base Compensation Calculation

Base Compensation is defined as salary plus Cliff Grant (being the annual Base Restricted Shares), wherein the Cliff Grant is valued using the 20 day VWAP of the Common Shares at the end of the measurement period; for the 2014 LTIP, this price at December 31, 2014 was $25.93.

LTIP Grant and Vest Profile

The 2014 LTIP award will be granted on April 1, 2015, and will vest over three years:  a quarter on each of April 1, 2015, 2016, 2017 and 2018.

CEO 2014 LTIP Award

Refer to section below "2014 CEO Compensation Plan and Performance" for further details relating to his LTIP award.

(vii)	Deferred Share Unit Plan

Executives are eligible to participate in the Company's DSU Plan.  Each DSU represents a notional share of Crescent Point and when redeemed, pays the holder the then current cash equivalent of the market price per Common Share as calculated in accordance with the DSU Plan.  See "Description of Board of Director Compensation Program" for further details. During 2014, no executives received compensation in the form of DSUs.

(viii)	Benefits, Perquisites and Other Compensation

These benefits include parking, health benefits and insurance premiums.

Crescent Point Energy Corp. Information Circular Proxy Statement

(ix)	Board Discretion

The Board retains its ability to exercise discretion over all compensation matters, which discretion can be exercised to either reduce or increase payouts. Board discretion is applied to ensure executive compensation levels are consistent with the Company's compensation philosophy, market conditions, and individual and corporate performance.

Clawback (Recovery) Policy

The Company has a clawback policy (the "Clawback Policy") that it has applied to all Restricted Share and DSU grants since March 11, 2014. Pursuant to the Clawback Policy, any incentive compensation, or any other compensation, paid or payable to an employee, executive or director which is subject to recovery under any law, government regulation, order or stock exchange listing requirement, will be subject to such deductions and clawback (recovery) as may be required to be made pursuant thereto (or pursuant to any policy of the Company adopted pursuant thereto).

In addition, if the Board determines, acting reasonably, that an employee, executive or director has engaged in conduct that is sufficiently detrimental to the Company, either during or after the cessation of his or her employment with, or service to, the Company, the Board may, at its sole election, terminate any incentive compensation payable to the employee, executive or director that has not yet vested or that has not yet been paid. Under the Clawback Policy "detrimental conduct" includes, but is not limited to, participating in transactions involving the Company and its clients which were under way, contemplated or under consideration at the time of termination or departure, solicitation of clients or employees, disclosing confidential information, making inappropriate or defamatory comments about the Company or breaches of the material provisions of any of the Company's internal policies, including its Code of Business Conduct and Ethics.

Employee Retirement Vesting Program

In 2013, the Board approved an employee Retirement Vesting Program whereby the unvested Restricted Shares held by eligible employees (eligible employees are non-executives who are 55 years or older, have seven or more years of continuous full time employment with Crescent Point and who have provided Crescent Point with at least one year notice in advance of retirement to ensure a smooth transition of duties) will not automatically terminate and will continue to vest on the normal schedule upon retirement if they fully comply with the Retirement Vesting Program. For clarity, new Restricted Shares are not granted post retirement; only previously granted Restricted Shares vest on original terms.

Executives are not eligible to participate in the employee Retirement Vesting Program, but the design of an executive retirement vesting program is underway.

Pension Plans

Crescent Point does not have a pension plan for our executives or any employees.

Executive Common Share Ownership Requirements

Mr. Saxberg is required, as Chief Executive Officer, to own at least three times his salary in Common Shares which would require him to own, as at March 10, 2015, approximately 108,578 Common Shares.  Mr. Saxberg significantly exceeds this requirement and currently owns 606,183 Common Shares.

Succession Planning for the CEO

The Corporate Governance and Nominating Committee regularly discusses succession plans for the CEO throughout the year, preparing for both immediate replacement and longer term solutions.  In addition, the Corporate Governance and Nominating Committee meets with the CEO regularly to discuss succession plans for members of the executive team.  As part of this process, discussions are held with an executive recruiting firm to better understand market conditions that impact candidate suitability and availability.

Crescent Point Energy Corp. Information Circular Proxy Statement

Common Share Performance and Trends in Executive Compensation

The following graph illustrates changes from January 1, 2010 to December 31, 2014, in cumulative Shareholder return, assuming an initial investment of $100 on January 1, 2010 in Common Shares with all cash dividends reinvested, compared to the S&P/TSX Composite Index, S&P/TSX Equal Weight Oil & Gas Index and the S&P/TSX Capped Energy Index.  The Company is presently an S&P/TSX 60 company.

Period	Jan. 1/10	Dec. 31/10	Dec. 31/11	Dec. 31/12	Dec. 31/13	Dec. 31/14
Crescent Point Total Return	100.00	114.46	121.40	112.36	130.11	95.37
S&P/TSX Composite Index	100.00	117.61	107.36	115.08	130.03	143.75
S&P/TSX Equal Weight Oil & Gas Index	100.00	112.03	104.63	103.21	118.03	105.36
S&P/TSX Capped Energy Index	100.00	111.71	95.17	90.58	102.64	85.87

From January 1, 2010 through to mid-2014, Crescent Point consistently tracked or outperformed the above indices; however, Crescent Point's Common Shares, like many in the oil and gas industry, experienced a significant decline over the second half of 2014.  As of March 10, 2015, Crescent Point Common Shares have recovered approximately 30% since the low in mid-December 2014.

In the following graph, the NEO Total Compensation Index shows the change in total NEO compensation indexed at 100 to provide a clear picture of the trend compared to Shareholder return.  Crescent Point's NEO Total Compensation Index correlates with Crescent Point's total shareholder return over the past four years.

Crescent Point Energy Corp. Information Circular Proxy Statement

Period	Dec. 31/10	Dec. 31/11	Dec. 31/12	Dec. 31/13	Dec. 31/14
Crescent Point Total Return	100.00	106.94	97.90	110.68	84.98
NEO Total Comp Index	100.00	98.60	60.84	108.89	82.61
NEO Total Comp ($ millions) (1)	27.5	27.1	16.7	29.9	22.7

Notes:
(1) Amounts reflect the then current NEO compensation.

Crescent Point Energy Corp. Information Circular Proxy Statement

2014 CEO Compensation Plan and Performance

As a result of direct Shareholder feedback gained through the SOP vote and through our extensive Shareholder engagement program, the CEO’s compensation plan was redesigned in 2014 and the changes are significant. Mr. Saxberg's new compensation plan incorporates a maximum payout and a stronger linkage to relative TSR performance over the long term.  Note that Crescent Point does not have a pension plan for any of our employees.

Key Changes to CEO Compensation Plan in 2014
Overall
Magnitude
-2014 total compensation was reduced by 30% from 2013
-Higher base compensation offset with capped upside, versus the old plan which had lower base compensation offset with significant upside
-Max total compensation payout is $12.1 million

Base Compensation
Salary
-Increased to $1.0 million from $0.5 million to be commensurate with his role and responsibilities, recognizing his tenure with the Company and being one of the longest-standing CEO’s in the industry, with a long record of strong performance, strategy execution, leadership and vision.
-Savings remains at 6% of salary

Cliff Grant	-Maximum annual grant is $3 million of Restricted Shares, as valued on the date of grant. -Value is at risk depending on the Common Share price at the time of vest in 3 years.
Short Term Incentive Compensation
STIP	-Maximum opportunity is still at 100% of salary, now $1 million -Payout is significantly reduced if goal achievement level is less than 90%
Performance Shares	-Maximum opportunity is $1 million of Restricted Shares, whereas before the payout opportunity was based on 50% of the number of Restricted Shares awarded as a Cliff Grant.
Long Term Incentive Compensation
LTIP
-Replaces the APA to better align compensation with relative TSR performance over the long term
-Maximum LTIP payout for 2014 was set at $6 million, being 1.5 times his base compensation, whereas the APA opportunity was not capped
-Based (75%) on 3-year TSR performance relative to industry peers
-Based (25%) on 3-year PPSG+Y, which is an indicator of adhering to our business strategy
-3 year measurement period
-Pays for past performance:  is performance-granted
-Paid in Restricted Shares, therefore the NEO award value is included in full in the Executive Compensation Table (grant value is not hypothetical based on a future outcome)
-Paid in Restricted Shares with a 3-year vest period, therefore requires sustained performance (3-year measurement period followed by 3-year vest period) to realize the underlying award value

Mr. Saxberg's 2014 compensation plan structure is tabled below, including his target, opportunity and actual awards.  Note that the Executive Compensation Table includes all base and incentive pay relating to the 2014 performance period;  for clarity, it includes the 2014 LTIP award which relates to the 3 year measurement period ending December 31, 2014.

Crescent Point Energy Corp. Information Circular Proxy Statement

Mr. Saxberg's Compensation Plan for 2014 and beyond
$ millions	Target	Opportunity	Actual
Salary, Savings	1.1	1.1	1.1(1)
Base Restricted Shares	3.0	3.0	3.0
Base Compensation	4.1	4.1	4.1
STIP(2)	0.5	1.0	1.0
Performance Shares(3)	0.5	1.0	0.9
Short Term Incentive Compensation	1.0	2.0	1.9
LTIP(4)	3.1	6.0	3.0(5)
Long Term Incentive Compensation	3.1	6.0	3.0
Total	8.2	12.1	9.0

Notes:
(1)	Actual salary includes salary, savings and other
(2)	STIP target and opportunity are based on achievement levels of 85% and 100%, respectively
(3)	Performance Share target and opportunity are based on achievement levels of 50% and 100%, respectively
(4)	LTIP target and opportunity are based on achievement levels of 51% and 100%, respectively
(5)
Mr. Saxberg's 2014 LTIP calculated to $3.1 million, as detailed below, however the actual amount paid was $3.0 million of Restricted Shares that were granted and vested in 2014 and 2015;  this vest profile was negotiated, in part, to honour commitments made to the CEO in 2014 as part of the old plan prior to and during the plan changes.

Mr. Saxberg's 2014 LTIP calculation is as follows:

Metric	Metric Weighting (50%, 25%, 25%)	x	Metric Achievement (0-100%)	x	Multiplier (0, 1.5, 3)	x	Base Compensation $ (Salary + Cliff Grant $)	x	Target % (0-50%)	LTIP Payout $
Adjusted Equal Weight TSR	50%		45%		1.5		4,000,000		50%	675,000
Adjusted Capped Energy TSR	25%		63%		3.0		4,000,000		50%	945,000
PPSG+Y	25%		100%		3.0		4,000,000		50%	1,500,000
Calculated LTIP Opportunity										3,120,000
LTIP Award										3,000,000

In evaluating Mr. Saxberg's performance and compensation level, the Compensation Committee and Board considered the Company's accomplishments, the Company's shareholder return, our shareholder return relative to peers, Mr. Saxberg's compensation relative to our Peer Group, the STIP and Performance Share goal achievement levels as well as his personal contributions.

Under Mr. Saxberg's leadership, Crescent Point achieved strong financial and operational results in 2014:
-	grew production per share-diluted by 8%
-	grew reserves per share-diluted by 7%
-	grew funds flow per share-diluted by 8%
-	achieved record production in 2014 of >140,800 boe/d
-	increased proved + probable reserves by 22% to 807.4 million boe
-	completed over $2 billion in strategic acquisitions in our core areas at a 2.3 times recycle ratio
-	maintained a strong balance sheet with exit debt to funds flow ratio of 1.3 times
-	continued to maintain a top quartile cost structure in terms of our G&A expenses, including share-based compensation, at only 7% of our netback prior to realized derivatives
Furthermore, Crescent Point has achieved strong results over the past 3 years:
-	grew production per share-diluted by 26%
-	grew reserves per share-diluted by 23%
-	grew funds flow per share-diluted by 23%

Crescent Point Energy Corp. Information Circular Proxy Statement

Crescent Point has a proven track record of delivering results with a 10 year TSR of 243% (13% cumulative average growth rate), has not cut our dividend, and is well positioned for 2015 and beyond with significant unutilized bank line capacity, 3½ year hedging program, >7,400 net drilling locations primarily in low cost, high-return basins, and a large inventory of unbooked locations providing the opportunity for future reserve growth.

As a result of our performance and benchmarking analysis and in recognition of Mr. Saxberg's leadership, the Compensation Committee awarded Mr. Saxberg a STIP award of $969,000 (96.9% of his STIP opportunity), Performance Share value of $921,300 (92.13% of his Performance Share opportunity) and LTIP value of $3.0 million (50% of his LTIP opportunity), all coinciding with the respective award’s actual achievement level.  The Compensation Committee reviewed the Performance Share formula-driven outcome for all executives and approved the recommended positive or negative adjustments to reflect individual performances.  This resulted in total compensation to Mr. Saxberg of $9.0 million in 2014, 30% lower than 2013, reflecting the restructured compensation plan and lower shareholder return.

Summary of Mr. Saxberg's 2014 Base and Incentive Compensation

Compensation Component	Metric Achievement (0-100%)	Payout Opportunity $ million	Actual Payout $ million
Salary, Savings, Other	-	-	1.1
Cliff Grant	-	-	3.0
Base Compensation			4.1
STIP	96.9%	1.0	1.0
Performance Shares	92.13%	1.0	0.9
Short Term Incentive Compensation			1.9
LTIP	50%	6.0	3.0
Long Term Incentive Compensation			3.0
Total Compensation			9.0

The Compensation Committee believes that Crescent Point's executive compensation program has been structured to work as intended: the multi-faceted components allow the flexibility to reward good performance in some areas, and at the same time, withhold rewards for under-performance in other areas.  We are hopeful that our Shareholders agree with this new approach and that no further plan changes are required.  We encourage you to vote FOR our SOP vote on executive compensation.

Crescent Point Energy Corp. Information Circular Proxy Statement

Executive Compensation Tables

The following table provides a summary of compensation earned during the years ended December 31, 2014, 2013 and 2012 by Crescent Point's Named Executive Officers.

Executive Compensation Table

Non-equity incentive plan compensation
Name and principal position	Year	Salary(1) ($)	Share-based awards(2) ($)	Option-based awards ($)	Annual incentive plans ($)	Long term incentive plans	Pension value ($)	All other compensation(3) ($)	Total compensation ($)
Scott Saxberg President and Chief Executive Officer	2014 2013 2012	1,081,885 508,800 386,900	6,919,468 11,805,666 4,852,923	- - -	969,000 463,000 337,625	- - -	- - -	8,676 7,808 7,018	8,979,029 12,785,274 5,584,466
Gregory Tisdale Chief Financial Officer	2014 2013 2012	333,110 305,280 291,500	2,970,126 4,139,031 2,626,876	- - -	254,883 260,000 260,000	- - -	- - -	8,676 7,808 7,018	3,566,795 4,712,119 3,185,394
C. Neil Smith Chief Operating Officer	2014 2013 2012	320,128 289,380 275,600	3,135,061 4,117,592 2,545,372	- - -	271,272 260,000 260,000	- - -	- - -	6,542 5,168 4,378	3,733,003 4,672,140 3,085,350
Ryan Gritzfeldt Vice President, Engineering & Business Development East	2014 2013 2012	226,468 201,400 190,800	2,839,710 3,461,780 1,581,307	- - -	195,333 213,000 190,000	- - -	- - -	8,605 6,968 5,400	3,270,116 3,883,148 1,967,507
Tamara MacDonald Vice President, Land & Corporate Development	2014 2013 2012	271,952 250,160 238,500	2,646,643 3,427,965 2,125,167	- - -	235,200 210,000 220,000	- - -	- - -	8,676 7,808 7,018	3,162,471 3,895,933 2,590,685

Notes:
(1)	Amounts reflect salary plus 6% savings.
(2)
Amounts reflect the grant date fair value of the Restricted Shares granted to each Named Executive Officer, computed in accordance with International Financial Reporting Standards 2 Share-based Payment ("IFRS 2"). Crescent Point calculates the grant date fair value as the one-day volume weighted average price of the underlying Common Shares on the date of grant or, in the case of future grant dates, the grant date fair value is calculated using the Black-Scholes pricing model as at the most recent quarter end. Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. See table "Fixed and Variable (Performance-based and at-risk) Components of Compensation" for Restricted Share grant and vest provisions. Also in accordance with IFRS 2, the fair value of the Restricted Shares is amortized in the financial statements over the applicable service period.

(3)	All other compensation includes parking, health benefits and insurance premiums.

Pay Mix

A significant proportion of compensation paid to our NEOs is at risk and performance-based.  Performance-based compensation awards are directly linked to meeting goals and creating shareholder value.  Crescent Point's performance-based compensation components include the STIP, Performance Shares and the LTIP (prior to 2014, the APA).  Base Restricted Shares are considered at risk due to the deferral of realized value for three years; however, the Board does exercise discretion based on personal performance, corporate performance, Common Share price and shareholder return when awarding Base Restricted Shares.  The pay mix awarded to the Company's NEOs for the past three years is outlined in the table below.  Over the past three years, a significant portion of NEO compensation was performance-based.  In 2014, 54% of the CEO’s pay was incentive-based, and only 12% was fixed; the remaining 34% was Base Restricted Shares, which value is based on the underlying Common Share price.

Crescent Point Energy Corp. Information Circular Proxy Statement

The values presented below are shown as a percentage of Total Compensation presented in the Executive Compensation Table.

Pay Mix Table

Performance-based
				1 year		3 years
		Fixed	At-risk
Name and Principal Position	Performance Period	Salary(1)	Base Restricted Shares	STIP	Performance Shares	LTIP/ APA(2)	Total Performance- based	Total At-risk

Scott Saxberg President and Chief Executive Officer	2014 2013 2012	12% 4% 7%	34% 25% 48%	11% 4% 6%	10% 15% 38%	33% 52% -	54% 71% 45%	88% 96% 93%
Gregory Tisdale Chief Financial Officer	2014 2013 2012	9% 6% 10%	45% 29% 53%	7% 6% 8%	12% 13% 29%	27% 46% -	46% 65% 37%	91% 94% 90%
C. Neil Smith Chief Operating Officer	2014 2013 2012	9% 6% 9%	43% 29% 53%	7% 6% 8%	13% 13% 30%	28% 46% -	48% 65% 38%	91% 94% 91%
Ryan Gritzfeldt Vice President, Engineering & Business Development East	2014 2013 2012	7% 5% 10%	53% 23% 53%	6% 5% 10%	11% 16% 28%	23% 51% -	40% 72% 38%	93% 95% 90%
Tamara MacDonald Vice President, Land & Corporate Development	2014 2013 2012	8% 6% 10%	43% 31% 55%	8% 5% 8%	13% 12% 27%	28% 46% -	49% 63% 35%	92% 94% 90%

Notes:
(1)	Includes Salary and Other
(2)	LTIP replaced APA in 2014. The APA for the 2012 performance period was nil.

CEO Pay Mix - 2014

Crescent Point Energy Corp. Information Circular Proxy Statement

Incentive Plan Awards

Incentive Plan Awards – Value Vested or Earned During the Year

The share-based awards value vested during the year reflects all base and incentive Restricted Shares that vested in 2014 and are valued at the fair market value on vest date.  The non-equity incentive plan compensation value earned in the year reflects Crescent Point's STIP component.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year(1) ($)	Non-equity incentive plan compensation - Value earned during the year ($)

Scott Saxberg President and Chief Executive Officer	-	10,714,895	969,000
Gregory Tisdale Chief Financial Officer	-	4,057,390	254,883
C. Neil Smith Chief Operating Officer	-	3,840,307	271,272
Ryan Gritzfeldt Vice President, Engineering & Business Development East	-	3,142,217	195,333
Tamara MacDonald Vice President, Land & Corporate Development	-	3,313,042	235,200

Note:
(1)
Under the RSBP, while a Restricted Share is outstanding, an amount accrues in respect of such Restricted Share equal to the aggregate amount paid by Crescent Point in dividends per Common Share during such period.  Effective May 9, 2014, the TSX required the Company to amend our RSBP such that Dividend Amounts on Restricted Shares granted after that date could only be paid upon the vest of such Restricted Shares.  As permitted by the TSX, the Board elected to cause the Company to pay out in cash the Dividend Amounts on all Restricted Shares granted prior to May 9, 2014 concurrently with the payment of the applicable dividends on the Company's Common Shares. These amounts include all cash Dividend Amounts paid.

Crescent Point Energy Corp. Information Circular Proxy Statement

Outstanding Share-based Awards and Option-based Awards

The future estimated payouts pursuant to outstanding Restricted Shares issued under the RSBP as at December 31, 2014 for each of the NEOs is noted in the table below, and are valued at $27.72 per Common Share, calculated as the 5 day weighted average trading price of the Common Shares on the TSX to December 31, 2014.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (1)	Market or payout value of share-based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Scott Saxberg President and Chief Executive Officer	-	-	-	-	317,337	8,796,582	-

Gregory Tisdale Chief Financial Officer	-	-	-	-	147,250	4,081,770	-

C. Neil Smith Chief Operating Officer	-	-	-	-	145,583	4,035,561	-

Ryan Gritzfeldt Vice President, Engineering & Business Development East	-	-	-	-	111,000	3,076,920	-

Tamara MacDonald, Vice President, Land & Corporate Development	-	-	-	-	123,167	3,414,189	-

Notes:
(1)	Excludes the share-based awards issued in 2015 pursuant to 2014 Performance Shares and 2014 LTIP. See "Performance Shares" and "LTIP".
(2)	Calculated as the 5 day volume weighted average trading price of the Common Shares on the TSX to December 31, 2014 of $27.72 per Common Share.

Executive Employment Contract

The Company does not have executive employment agreements in place with any of the Named Executive Officers, other than with the CEO.

The agreement with the CEO includes change of control provisions with a "double trigger", whereby in the event of a Change of Control (as defined in the agreement and summarized below) and upon termination of employment or for Good Reason (as defined in the agreement and summarized below), the CEO shall have the right to receive a lump sum payment (less required deductions) equal to 2.0 times the aggregate of his: (i) salary (for 2015 of $1,000,000 per year), less required deductions; (ii) 15% of the salary in lieu of lost benefits; and (iii) an amount equal to the average annual cash bonus earned under the Company's STIP component received by the CEO in the three (3) financial years ended immediately prior to the termination of employment.

Crescent Point Energy Corp. Information Circular Proxy Statement

The agreement defines a "Change of Control" as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of (A) more than 50% of the outstanding Common Shares of Crescent Point; or (B) more than 33 1/3% of the outstanding Common Shares of Crescent Point and the election or appointment by such person or persons of their nominees as a majority of the Board; or (ii) the sale of all or substantially all of the assets of the Company. Notwithstanding the foregoing, a Change of Control shall not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the CEO's termination of employment. In addition, the agreement defines "Good Reason" as, unless consented to in writing by the CEO, any action which at common law constitutes constructive dismissal of the CEO including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the CEO; (ii) a requirement to relocate to another city, province, or country; (iii) any material reduction in the value of the CEO's benefits, salary, plans and programs; (iv) the Company fails to pay, when due, a material amount payable by it to the CEO pursuant to the agreement; or (v) a reallocation of a material responsibility from the CEO to the Board or a Board member.

Under the employment agreement, following termination, including due to a Change of Control, the CEO may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the Company.

If a Change of Control and the termination of employment of the CEO had occurred as at December 31, 2014, the CEO would have been entitled to a payment of $2,853,083 pursuant to his executive employment agreement.

Under the RSBP, in the event of a "change of control" of Crescent Point (as defined in such plan), all unvested Restricted Shares shall become available for redemption by the Participant within a specified time period, and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed by the Participant.

Additionally, in the event a Participant resigns, retires (subject to participation in the Retirement Vesting Program, in which executives are not able to participate), or is terminated for any reason other than cause, any Restricted Shares granted to such Participant under the  RSBP which have not vested at the applicable effective time shall terminate, and such Participant shall have a specified time period to redeem any vested Restricted Shares, and if not redeemed within such time period, shall have been deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

The following table sets forth information with respect to the estimated dollar amount that each Named Executive Officer discussed herein would have been entitled to under the provisions of the RSBP if an event resulting in the termination of employment or a change of control had occurred on December 31, 2014.
Name	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Change of Control ($)(1)	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Termination of Employment for Any Reason(2)
Scott Saxberg President and Chief Executive Officer	8,796,582	Nil
Gregory Tisdale Chief Financial Officer	4,081,770	Nil
C. Neil Smith Chief Operating Officer	4,035,561	Nil
Ryan Gritzfeldt Vice President, Engineering & Business Development East	3,076,920	Nil
Tamara MacDonald Vice President, Land	3,414,189	Nil

Notes:
(1)	Calculated as the 5 day volume weighted average trading price of the Common Shares on the TSX to December 31, 2014 of $27.72 per Common Share.
(2)	Each NEO had redeemed all of his or her vested Restricted Shares as at December 31, 2014.

Crescent Point Energy Corp. Information Circular Proxy Statement

DIRECTORS' COMPENSATION

Description of Director Compensation

Compensation Philosophy

The Board is responsible for developing the director compensation philosophy and has delegated the review and administration of the directors' compensation program to the Compensation Committee.  Our compensation program is designed to attract and retain well-qualified directors with the appropriate skills and experience to meet the needs of a dynamic and growing energy company.  Our director compensation plan takes into consideration the following factors:

•	Significant growth through a strategic corporate and asset acquisition program;
•	Level of activity in both debt and equity capital markets to source financing for acquisition and capital development programs;
•	Regular risk management oversight to assist the Company with maintaining a strong balance sheet and regular dividend;
•	Complexities due to operations in multiple resource plays in Canada and the U.S.;
•	Market compensation data of peer companies; and
•	Individual skills and experience.

For 2014, the compensation of our non-employee directors included cash retainers and meeting fees, Base Restricted Share grants and DSU grants.  For the share-based compensation component of non-employee director compensation, directors can choose between Restricted Shares and DSUs, up to a maximum annual Restricted Share grant of $100,000 per non-employee director.  The value of the Restricted Share grants is realized upon vest/redemption, and the value of DSUs is realized when the director ceases to be on the Board.  We believe this compensation structure promotes strong director engagement in an unbiased environment, fosters board diversity to the extent that the compensation structure allows directors some choice to suit their personal financial circumstances, the use of Restricted Shares enables ownership in the Company, and the use of the DSUs creates alignment with Shareholder interests without emphasis on short term Common Share price performance.  Furthermore, our director compensation is not incentive-based:  directors do not participate in the STIP, Performance Shares or LTIP compensation components.

Compensation Structure for Non-employee Directors

In 2014, the Compensation Committee engaged Mercer to review directors' compensation.  For 2014, the non-employee director compensation package consisted of an annual cash retainer, committee chair cash retainers, cash meeting attendance fees, Restricted Shares and DSUs.

Crescent Point Energy Corp. Information Circular Proxy Statement

Cash Compensation Structure for Non-employee Directors

The cash compensation structure for non-employee directors during 2014 is outlined in the following table:

Cash Compensation Structure for Non-employee Directors
Annual Retainers and Meeting Fees
Board Retainer
Chairman	$95,000
Other Board Members	$30,000
Committee Chair Retainer
Audit	$12,500
Reserves	$6,000
Health, Safety and Environment	$6,000
Compensation	$6,000
Corporate Governance and Nominating	$6,000
Board and Committee Meeting Fees
In person	$1,500
Via telephone	$750

Cash Retainers and fees are paid on a quarterly basis. Directors are also entitled to be compensated for out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meetings.  All compensation by way of annual retainer or meeting fee that was earned by directors for acting in such capacity for the 2014 performance period is contained herein.

Share-based Compensation for Non-employee Directors

During the year ended December 31, 2014, the non-employee directors were granted DSUs and Restricted Shares.  All share-based compensation awarded to directors during the 2014 performance period is disclosed in this Information Circular.

Deferred Share Units

Directors are eligible to participate in the Company's DSU Plan.  Each DSU represents a notional share of Crescent Point and when redeemed, pays the holder the then current cash equivalent of the market price per Common Share as calculated in accordance with the DSU Plan.

The Company has established an account for each director and all DSUs are credited to the applicable account as of the grant date. The number of DSUs credited to an account is determined by dividing the dollar amount of the award by the five day weighted average trading price of the Common Shares on the TSX immediately prior to the grant date. On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on Common Shares during such fiscal quarter, the Company calculates the rate thereof per Common Share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the Company credits each applicable account with an additional number of DSUs equal to (i) the number of DSUs in the applicable account on the record date for such dividend multiplied by (ii) the Dividend Rate. All DSUs vest immediately upon being credited to a director's account.  A director is not entitled to any payment of any amount in respect of DSUs until such director ceases to be a director of the Company for any reason whatsoever. Upon ceasing to be a director of the Company, the director will be entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the product of (i) the number of DSUs in such director's account on the date the director ceased to be a director and (ii) the five day volume weighted average trading price of the Common Shares on the TSX immediately prior to such date. The Company will make such lump sum cash payment by the end of the calendar year following the year in which the director ceased to be a director.

Until the share ownership guidelines for non-employee directors described below under "Director Ownership Requirements" are met, directors may elect to receive a portion or all cash compensation in the form of DSUs.  Directors must elect to receive DSUs in lieu of a cash retainer prior to the year in which the retainer will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year.

Crescent Point Energy Corp. Information Circular Proxy Statement

Restricted Shares

Under the terms of the RSBP, any director of the Company may be granted Restricted Shares which vest over time and, upon vesting, can be redeemed by the holder for cash or Common Shares at the sole election of the Board.  The RSBP also limits the annual Restricted Share grant value to non-employee directors to $100,000 per director.

Director Retirement Vesting Program

The Board approved a Director Retirement Vesting Program whereby the unvested Restricted Shares held by eligible directors (eligible directors are non-employee directors who have served on the Board for a continuous 5 year period, and have provided Crescent Point with at least one fiscal quarter's notice in advance of retirement) to continue to vest on normal schedule upon retirement from the Board.  For clarity, this program only applies to Restricted Shares granted after March 10, 2015 and new Restricted Shares are not granted post retirement; only previously granted Restricted Shares vest on original terms.

This proposed director retirement vesting program mirrors our existing employee retirement vesting program, except for the service and notice period requirements.

Crescent Point does not have a pension plan or other forms of retirement compensation for its directors.

Director Ownership Requirements

The non-employee directors are required to own at least ten times their annual Board retainer in Common Shares and DSUs. New directors have three years from their initial election to the Board to achieve the required level of ownership. Each member of the Board presently meets this requirement.

Board Committees and Membership

	Audit	Reserves	Health, Safety and Environment	Compensation	Corporate Governance and Nominating
Rene Amirault			Chair	√
Peter Bannister	√	Chair
Laura A. Cillis	√
Robert F. Heinemann		√		√	√
D. Hugh Gillard	√			Chair	√
Gerald A. Romanzin	Chair			√
Gregory G. Turnbull		√			Chair
Scott Saxberg			√

Crescent Point Energy Corp. Information Circular Proxy Statement

Director Compensation Tables

Director Compensation Table

The following table provides a summary of compensation earned by Crescent Point's non-employee directors during 2014.

	Annual Retainer Fees Earned		Meeting Attendance Fees Earned		Share-based awards(2)
Name(1)	Board ($)	Committee Chair ($)	Board ($)	Committee Meetings ($)	DSUs ($)	Restricted Shares ($)	All other compensation ($)	Total ($)
Rene Amirault	19,368	3,874	8,250	10,500	239,996	-	-	281,988
Peter Bannister (Chair)	95,000	6,000	16,500	13,500	190,024	99,937	1,798	422,759
Laura A. Cillis(3)	5,000	-	3,000	-	-	79,993	-	87,993
Kenney F. Cugnet(4)	25,000	2,126	12,000	9,000	140,013	99,977	1,798	289,914
D. Hugh Gillard	30,000	6,000	16,500	21,000	140,013	99,977	1,798	315,288
Robert F. Heinemann	23,750	-	10,500	10,500	140,013	99,977	1,798	286,538
Gerald A. Romanzin	30,000	12,500	18,000	17,250	140,013	99,977	1,798	319,538
Gregory G. Turnbull	30,000	6,000	16,500	6,750	239,996	-	-	299,246

Notes:
(1)	Scott Saxberg was not compensated for his role as a director.
(2)
Amounts reflect the grant date fair value of DSUs and Restricted Shares computed in accordance with IFRS 2. Crescent Point calculates the grant date fair value as the one-day volume weighted average price of the underlying Common Shares on the date of grant.  Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements.  Restricted Shares vest and are paid out in three equal tranches on the anniversary date of the date of grant each year for three years except for certain alternate vesting provisions. In accordance with IFRS 2, the fair value of the Restricted Share awards is amortized in the financial statements over the applicable service period.  The DSUs vest on grant date and are immediately recognized in the financial statements in accordance with IFRS 2.

(3)	Ms. Cillis joined the Board on November 5, 2014.
(4)	Reflects amounts earned prior to his unfortunate passing on October 30, 2014.

Share-based Awards – Value Vested or Earned During the Year

The share-based awards value vested during the year is pursuant to vested Restricted Shares and vested DSUs.  Vested Restricted Shares are valued at the fair market value on vest date.  Dividend Amounts are paid in cash and are based on the dividends paid on the Company's Common Shares.  DSU grants vest immediately and are valued at the one day volume weighted average price on date of grant.  DSU dividend equivalent amounts are earned in the form of additional DSUs each quarter and are valued using the average quarterly Common Share price.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($)
		Restricted Shares(1)	DSUs(2)
Rene Amirault	-	-	245,696	-
Peter Bannister (Chair)	-	130,925	241,966	-
Laura A. Cillis(3)	-	-	-	-
Kenney F. Cugnet(4)	-	128,673	171,349	-
D. Hugh Gillard	-	130,925	179,139	-
Robert F. Heinemann	-	-	143,338	-
Gerald A. Romanzin	-	130,925	179,139	-
Gregory G. Turnbull	-	130,925	281,497	-

Notes:
(1)
Under the RSBP, while a Restricted Share is outstanding, an amount accrues in respect of such Restricted Share equal to the aggregate amount paid by Crescent Point in dividends per Common Share during such period.  Effective May 9, 2014, the TSX required the Company to amend our RSBP such that Dividend Amounts on Restricted Shares granted after that date could only be paid upon the vest of such Restricted Shares.  As permitted by the TSX, the Board elected to cause the Company to pay out in cash the Dividend Amounts on all Restricted Shares granted prior to May 9, 2014 concurrently with the payment of the applicable dividends on the Company's Common Shares. These amounts include all cash Dividend Amounts paid.

(2)	These amounts include DSU dividend equivalent amounts earned.
(3)	Ms. Cillis joined the Board on November 5, 2014.
(4)	Reflects amounts earned and vested prior to his unfortunate passing on October 30, 2014.

Crescent Point Energy Corp. Information Circular Proxy Statement

Outstanding Share-based Awards and Option-based Awards

The future estimated payouts pursuant to outstanding Restricted Shares and DSUs as at December 31, 2014 for each of the non-employee directors is noted in the table below, and are valued at $27.72 per Common Share, calculated as the 5 day volume weighted average price ending December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested or paid out (#)(1)		Market or payout value of share-based awards that have not vested or paid out (2) ($)
					Restricted Shares	DSUs
Rene Amirault	-	-	-	-	-	5,724	158,669
Peter Bannister (Chair)	-	-	-	-	4,896	22,421	757,227
Laura A. Cillis(3)	-	-	-	-	-	-	-
D. Hugh Gillard	-	-	-	-	4,898	16,842	602,633
Robert F. Heinemann	-	-	-	-	2,315	3,339	156,729
Gerald A. Romanzin	-	-	-	-	4,897	16,842	602,605
Gregory G. Turnbull	-	-	-	-	2,583	19,227	604,573

Notes:
(1)	Includes Restricted Shares that have not vested and all DSUs due to the DSU terms of payout being when an individual ceases to be a director of Crescent Point for any reason.
(2)	Calculated as the 5 day volume weighted average trading price of the Common Shares on the TSX to December 31, 2014 of $27.72 per Common Share.
(3)	Ms. Cillis joined the Board on November 5, 2014.

Director Value at Risk

The following table provides the aggregate equity holdings of our non-employee directors as well as the total accumulated value of such holdings as at March 10, 2015.  The figures listed in the "Total Value at Risk" column are calculated using the volume weighted average price on March 10, 2015 of $27.63 per Common Share.

Name	Share-based Awards (#)			Options	Total Accumulated Value ($)(1)
	Common Shares	Restricted Shares	DSUs
Rene Amirault	8,000	-	5,724	-	379,194
Peter Bannister (Chair)	554,642	4,896	22,421	-	16,079,527
Laura A. Cillis(2)	4,500	2,966	-	-	206,286
D. Hugh Gillard	39,027	4,898	16,842	-	1,678,992
Robert F. Heinemann	7,000	2,315	3,339	-	349,630
Gerald A. Romanzin	7,698	4,897	16,842	-	813,344
Gregory G. Turnbull	64,346	2,583	19,227	-	2,380,490

Notes:
(1)	Calculated as the volume weighted average on March 10, 2015 of $27.63 per Common Share.
(2)	Ms. Cillis joined the Board on November 5, 2014.

Directors' and Officers' Liability Insurance

Crescent Point has a corporate liability insurance policy for our directors and officers through a syndicate of insurers led by Chubb Insurance Company of Canada.  This insurance is for $185,000,000 per occurrence and provides coverage from January 22, 2014 to June 1, 2015; the policy premium for this period is $1,585,305. We plan to renew this policy by June 1, 2015.

Crescent Point Energy Corp. Information Circular Proxy Statement

COMMON SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (1,2)
Equity compensation plans approved by Shareholders	3,648,565	Nil	11,841,332
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A

Total	3,648,565	Nil	11,841,332

Notes:
(1)
This information is as at December 31, 2014, therefore, it excludes the share-based awards issued in 2015 pursuant to 2014 Performance Shares and 2014 LTIP. See "Performance Shares" and "Long Term Incentive Plan".

(2)	Assumes that Crescent Point elects to satisfy the payment of the Payout Amount in respect of all such Restricted Shares through the issuance of Common Shares. See "Restricted Share Bonus Plan".

RESTRICTED SHARE BONUS PLAN

Under the terms of the RSBP, any employee, director, officer, or consultant of Crescent Point or a subsidiary of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point or a subsidiary of Crescent Point to warrant participation in the RSBP (collectively, the "Participants") may be granted restricted shares ("Restricted Shares") which vest over time and, upon vesting, can be redeemed by the holder for cash or Common Shares at the sole election of the Board. The RSBP is administered by the Board. The Company is authorized to issue up to a maximum of 22,000,000 Common Shares (being approximately 4.9% of the Company's issued and outstanding Common Shares as of March 10, 2015) pursuant to the redemption of Restricted Shares granted under the RSBP. As of March 10, 2015, 10,959,290 Common Shares (or approximately 2.4% of the Company's then issued and outstanding Common Shares) remained available for issuance under the RSBP.

The purpose of the RSBP is to provide base and incentive compensation to Participants, which is calculated based on a grant of Restricted Shares and the appreciation in value of the Restricted Shares (including Dividend Amounts (as defined below) payable in respect thereof) from the date of the grant to the date of redemption by the Participant. In this way, Participants are rewarded for their efforts in the year in which the Restricted Shares are granted and are also provided with additional incentive for their continued efforts in promoting the growth and success of the business of Crescent Point.  Please see "Base Restricted Shares", "Performance Shares" and "Long Term Incentive Plan" for descriptions of how the RSBP is applied as part of Crescent Point's fixed and variable components of compensation.

The Board determines the vest schedule for each grant of Restricted Shares with a maximum vest of three years. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed Restricted Shares, based on the weighted average of the prices at which the Common Shares traded on the TSX for the five trading days immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts (as defined below), net of required withholding taxes, in respect of such Restricted Shares (the "Payout Amount"). The Payout Amount may be satisfied by Crescent Point making a cash payment, purchasing Common Shares in the market and delivering such Common Shares to the Participant, or by issuing Common Shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such Restricted Shares terminate in accordance with the terms of the RSBP, each Participant shall be entitled to receive, in respect of each Restricted Share held by such Participant, an amount equal to the per Common Share amount of any dividend paid by Crescent Point to the holders of Common Shares.  Prior to May 9, 2014, when the TSX required us to change our RSBP, the Board had discretion to pay the Dividend Amounts on unvested Restricted Shares throughout the vest period, and had been paying the Dividend Amount in cash concurrent with payment of the Dividend Amount on Common Shares.  This feature comprises an integral part of Crescent Point's overall compensation package as it facilitates paying salaries at the 25th percentile which keeps G&A costs down, and as such, Crescent Point is requesting Shareholder approval to restore this ability with specific reference to paying the Dividend Amount in cash only.  See "Matters to be Acted Upon at the Meeting – Item 4: Amendment to the Restricted Share Bonus Plan".

Crescent Point Energy Corp. Information Circular Proxy Statement

Restricted Shares granted under the RSBP are non-assignable and non-transferable by a Participant, other than certain rights that pass to a Participant's beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made.  The RSBP provides that no Common Shares may be issued to, or purchased on behalf of, a Participant under the RSBP if such issuance, together with issuance under any other share compensation arrangements, could result, at any time, in: (i) the number of Common Shares reserved for issuance pursuant to issuances or purchases under the RSBP in respect of redeemed Restricted Shares granted to insiders exceeding 10% of the aggregate issued and outstanding Common Shares; (ii) the issuance to insiders, of Common Shares exceeding within a one year period, 10% of the aggregate issued and outstanding Common Shares; or (iii) the issuance to any one insider, or such insider's associates exceeding, within a one year period, of Common Shares exceeding 5% of the aggregate issued and outstanding Common Shares. In addition, no Restricted Shares shall be granted to any one Participant if the total number of Common Shares issuable or purchased on behalf of such Participant, together with any Common Shares reserved for issuance to such Participant under Restricted Shares, options to purchase Common Shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding Common Shares.

In the event of a "change of control" of Crescent Point, as defined in the RSBP, the vesting provisions attaching to the Restricted Shares shall be accelerated and all unexercised Restricted Shares shall become available for redemption by the Participant as follows: (a) in the event of any change of control other than by way of a take-over bid, such Restricted Shares shall be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date for such Restricted Shares, if earlier (the "Exercise Period") and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed and the Board shall be deemed to have received a redemption notice in respect of such Restricted Shares immediately prior to the close of business on the last day of the Exercise Period; and (b) in the event of a change of control arising as a result of a take-over bid, such Restricted Shares shall be available for redemption for a period commencing immediately following the completion of the take-over bid and ending on the earlier of the tenth day following the completion of the take-over bid or the expiry date for such Restricted Shares (the "Take-over Exercise Period") and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed and the Board shall be deemed to have received a redemption notice in respect of such Restricted Shares immediately prior to the close of business on the last day of the Take-over Exercise Period.

In the event a Participant's employment with Crescent Point or its subsidiaries is terminated or is alleged to have been terminated for cause, as defined in the RSBP, any Restricted Shares granted to such Participant which have not vested at such time shall immediately terminate.

Unless the directors' resolution passed at the time of grant provides otherwise, and subject to the application of the Company's Retirement Vesting Program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the RSBP; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where such Participant no longer continues to qualify as a Participant under the RSBP, any Restricted Shares granted to such Participant thereunder which have not vested at the applicable effective time shall terminate and such Participant shall have 90 days from the effective time, or the expiry date for any vested Restricted Shares, if earlier, to redeem any such vested Restricted Shares and, if not redeemed within such time period, such vested Restricted Shares shall be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

Crescent Point Energy Corp. Information Circular Proxy Statement

During the first 119 days of a Participant's leave, as defined in the Plan, Restricted Shares continue to vest; on the 120th day of the Participant's leave, any unvested Restricted Shares terminate. Any vested Restricted Shares remain available for redemption for a period of one year following the 120th day of leave or until the expiry date, if earlier. Failing such redemption, such vested Restricted Shares shall be deemed to be redeemed. Upon return to work following leave, the Participant on leave will be eligible to receive grants of Restricted Shares upon the first January 1st, April 1st, July 1st or October 1st following his or her return from leave.

Upon the death of a Participant, his or her unvested Restricted Shares shall terminate and vested Restricted Shares as at the date of death shall remain available for redemption by the executor, administrator or personal representative of such Participant for a period of one year from the date of death or until the expiry date in respect of such vested Restricted Shares, if earlier, and, failing such redemption, such vested Restricted Shares shall be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

Under the RSBP, the Board may amend, suspend or terminate the RSBP without Shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where such amendment, suspension or termination materially prejudices the rights of the Participant.

The Board may not, however, without the approval of the Shareholders, make amendments to the RSBP: (a) to increase the maximum number of Common Shares that may be issued by Crescent Point from treasury pursuant to Restricted Shares granted under the RSBP; (b) to extend the Expiry Date of Restricted Shares for the benefit of an insider; or (с) to amend the amendment provisions under the RSBP, increase the maximum number of Common Shares that may be issue to non-employee directors under the Company's share compensation arrangements above 0.25% of the Company's issued and outstanding shares, or increase the maximum value of equity award grants to individual directors above $100,000 per year.

The Board may, at any time and from time to time, without the approval of the Shareholders, amend any term of any outstanding Restricted Share (including, without limitation, the vesting and expiry of the Restricted Share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b) if the amendments would reduce the Fair Market Value or extend the Expiry Date of Restricted Shares previously granted to insiders, approval of the Shareholders must be obtained; (с) the Board would have had the authority to initially grant the Restricted Share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the Restricted Share.

If the authorized number of Common Shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of Common Shares which may be issued from treasury by Crescent Point under the RSBP and the class of Common Shares which may be issued by Crescent Point or purchased pursuant thereto shall, in any case in which an adjustment in the opinion of the Board  would be proper, be adjusted so as to appropriately reflect such change.

Should changes be required to the RSBP by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the RSBP or Crescent Point now is or hereafter becomes subject, such changes shall be made as are necessary to conform with such requirements and, if such changes are approved by the Board, the RSBP shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

DEFERRED SHARE UNIT PLAN

In 2011, the Company established the DSU Plan to enhance its ability to attract and retain key personnel (namely, selected officers and employees and non-employee directors) and reward significant performance achievements. On March 10, 2015, the Board amended the DSU Plan to include provisions that govern U.S. citizens and residents in conformity with Section 409A of the U.S. Internal Revenue Code. This amendment was made to explicitly disclose certain tax consequences associated with participation in the DSU Plan by eligible U.S. citizens and U.S. residents.

Crescent Point Energy Corp. Information Circular Proxy Statement

Under the terms of the DSU Plan, Designated Employees and Directors (as defined in the DSU Plan), who, in the opinion of the Board, warrant participation in the DSU Plan (the "Participants"), may be granted deferred share units ("Units"). As at the date hereof, only non-employee directors have been granted DSUs.

Participants that are Directors must elect to receive Units in lieu of a cash retainer prior to the year in which the retainer will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive Units for that year. Participants that are Designated Employees must elect to receive Units in lieu of all or a portion of their annual bonus entitlement or profit share for the year within 30 days after such Designated Employee has been notified by the Company of such individual's bonus entitlement or profit share for such year.

The Company establishes an account for each Participant and all Units are credited to the applicable account as of the award date. The number of Units to be credited to an account is determined by dividing the dollar amount elected by the Participant by the five day weighted average closing price of the Common Shares on the TSX immediately prior to the award date. On the last day of each fiscal quarter of the Company or as soon as possible thereafter, the Company determines whether any dividend has been paid on Common Shares during such fiscal quarter and, if so, the rate thereof per Common Share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the Company credits each applicable account with an additional number of Units equal to (i) the number of Units in the applicable account on the record date for such dividend multiplied by (ii) the Dividend Rate. All Units vest immediately upon being credited to a Participant's account.

A Participant is not entitled to any payment of any amount in respect of Units until such Participant ceases to be an employee or director of the Company, as the case may be, for any reason whatsoever. Upon the Participant ceasing to be an employee or director of the Company, the Participant is entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the product of (i) the number of Units in such Participant's account on the date the Participant ceased to be an employee or director and (ii) the five day weighted average closing price of the Common Shares on the TSX immediately prior to such date. The Company will make such lump sum cash payment by the end of the calendar year following the year in which the Participant ceased to be an employee or director (or, in the case of U.S. directors, on or before December 31st of the calendar year in which such event occurs, or, if later, on or before the 15th day of the third month following the date such event occurs).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Crescent Point. The Board is committed to sound corporate governance practices, which are both in the interest of the Shareholders and contribute to effective and efficient decision making.

National Policy 58-201 – Corporate Governance Practices ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Board has reviewed its own corporate governance practices in light of these guidelines. National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") mandates disclosure of corporate governance practices in form 58-101F1, which disclosure is set out in Appendix A hereto.

Crescent Point Energy Corp. Information Circular Proxy Statement

MANDATE OF THE BOARD

The Board is generally responsible for managing the business and affairs of Crescent Point. The primary responsibility of the Board is to promote the best interests of Crescent Point and the Shareholders. This responsibility includes: (i) approving annual capital expenditure budgets and general and administrative expense budgets and reviewing fundamental operating, financial and other corporate plans, strategies and objectives; (ii) outlining key operating parameters including debt levels and ratios; (iii) evaluating the performance of Crescent Point and Executives; (iv) determining, evaluating and fixing the compensation of Executive Officers; (v) adopting policies of corporate governance and conduct; (vi) considering risk management matters; (vii) reviewing the process of providing appropriate financial and operational information to Shareholders and the public; and (viii) evaluating the overall effectiveness of the Board. The Board explicitly acknowledges its responsibility for the stewardship of Crescent Point. The Board reviews with management matters of strategic planning, business risk identification, succession planning, communications policy and integrity of internal control and management information systems. The Board fulfils its responsibilities through regular meetings. It meets a minimum of four times per year. In addition, the Board meets at such other times as may be required if it is not possible to deal with Crescent Point's business at a regularly scheduled quarterly meeting.

Directors are expected to be prepared for and attend all Board and respective committee meetings.  If their absence is unavoidable, the absent director is expected to get a briefing from the Chair, the CEO, or the Corporate Secretary.

The Board and each of its committees holds in-camera sessions at every meeting;  in-camera sessions are not attended by Mr. Saxberg or any other member of management.

COMPOSITION OF THE BOARD

NI 58-101 and NP 58-201 emphasize the importance of the constitution and independence of corporate boards. An "independent" director, under these instruments and policies, is a director who has no direct or indirect material relationship with Crescent Point. For these purposes, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgement. Notwithstanding the foregoing, certain individuals are deemed by the applicable legislation to be considered to have a material relationship with Crescent Point. The Board has concluded that seven of Crescent Point's eight existing directors are independent directors as provided in the table below:

Director	Independent	Not Independent	Reason for Non Independent Status
Rene Amirault	√
Peter Bannister	√
Laura A. Cillis	√
D. Hugh Gillard	√
Robert F. Heinemann	√
Gerald A. Romanzin	√
Scott Saxberg		√	President and Chief Executive Officer of Crescent Point
Gregory G. Turnbull(1)	√

Note:
(1)
The Board has considered the circumstances of Mr. Turnbull, a partner in а law firm that provides legal services to the Company, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee.

Term Limits and Retirement Policy

The Board has considered and not yet imposed term limits, other than as set forth below. The Board engaged in a "board refresh" exercise in 2014, adding three new board members during the year.  Mr. Ken Cugnet, a former member of the Board, also passed away suddenly during 2014. The Board needs to maintain a balance between directors with a history and knowledge of the Company and those with new ideas and different experiences. The Board is considering staggering, over the next few years, the retirement of those directors who have served on the Board for a number of years. The Board has adopted a retirement policy according to which a director must resign at the annual meeting following the director's 75th birthday, unless the Board determines otherwise. Crescent Point feels that this policy maintains continuity of leadership while simultaneously ensuring board renewal.

Crescent Point Energy Corp. Information Circular Proxy Statement

Nominating Directors

The Corporate Governance and Nominating Committee is responsible for assessing each director's competencies and skills and reviewing the ideal qualities and skills for an effective Board.

The Board, management and Shareholders identify qualified candidates from time to time, and in addition, the Company has used an outside executive recruiting firm to assist with the identification and assessment of candidates. The Corporate Governance and Nominating Committee assesses candidates against criteria approved by the Board and the qualities and skills of the current Board and approaches the strongest candidates to determine their level of interest. In addition, the Corporate Governance and Nominating Committee considers the number of women currently on the Board when identifying new candidates. See "Board Skills Matrix and Continuing Education".

The Corporate Governance and Nominating Committee then recommends the most qualified people to the Board for consideration. The most appropriate candidates are presented to the Shareholders as the nominated directors to be elected at the annual meeting.

A Shareholder can nominate a candidate by submitting the person's name, background, qualifications, and experience to our Corporate Secretary. Crescent Point's by-laws require that a Shareholder give us advance notice of and details about any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a Shareholder proposal through the procedures set out in the Business Corporations Act (Alberta). If the nomination is to be presented at an annual meeting of Shareholders, the notice must be given 30 to 65 days in advance of the meeting. If the annual meeting is to be held 50 days after we announce the meeting date, the notice must be given within 10 days of the announcement. If the nomination is to be presented at a special meeting of Shareholders (that is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the Corporate Governance and Nominating Committee chair, who will present them to the Corporate Governance and Nominating Committee for consideration.

BOARD COMMITTEES

The Board has established the following committees of the Board:  Audit, Compensation, Reserves, Health, Safety and Environment and Corporate Governance and Nominating. Terms of reference for each committee, which delineate the mandate of the committee, the composition of the committee, the frequency of committee meetings and other relevant matters, have been approved and adopted by the Board. The Board has also adopted a formal position description for committee chairs.

During each regularly scheduled committee meeting, the members of the committee hold an in-camera session without management.

Audit Committee

The Audit Committee is composed of four directors, Messrs. Romanzin (Chair), Bannister, Gillard and Ms. Cillis, all of whom are independent directors. The Audit Committee has developed an official mandate that has been approved by the Board, a copy of which is provided in the Company's Annual Information Form available at www.sedar.com.

Crescent Point Energy Corp. Information Circular Proxy Statement

The mandate of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of Crescent Point and its subsidiaries and related entities, including the financial statements, internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements. In doing so, the Audit Committee oversees the audit efforts of Crescent Point's external auditors and, in that regard, is empowered to take such actions as it may deem necessary to satisfy itself that Crescent Point's external auditors are independent of Crescent Point. It is the objective of the Audit Committee to have direct, open and frank communications throughout the year with management, other committee chairmen, the external auditors, and other key committee advisors or staff members, as applicable.

While the Audit Committee has the responsibilities and powers set forth above, it is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith. For additional information on the Audit Committee including the relevant education and experience of the Audit Committee members, please refer to Crescent Point's Annual Information Form, which is available at www.sedar.com.

Compensation Committee

The Compensation Committee is currently composed of four directors, Messrs. Gillard (Chair), Amirault, Heinemann and Romanzin, all of whom are independent directors. The Compensation Committee is responsible for assisting the Board in determining the compensation strategies for Crescent Point, recommending the forms and amounts of compensation for directors, officers and other employees and assessing the performance of officers in fulfilling their responsibilities and meeting corporate objectives. The Compensation Committee is also responsible for assessing the performance of the CEO and reviewing and assisting with management succession planning and professional development for officers of Crescent Point. The Compensation Committee holds meetings as warranted with respect to officer appointments or other compensation related matters.

Relevant Education and Experience of Compensation Committee Members

The following is a summary of the skills or experience of each member of the Compensation Committee that are relevant to the performance of his responsibilities as a member of the Compensation Committee, including any education or experience that enable each member of the Committee to make decisions on the suitability of the Company's compensation policies and practices that are consistent with a reasonable assessment of the Company's risk profile.

Name of Compensation Committee Member	Relevant Education and Experience
D. Hugh Gillard
Has held various senior executive positions, including Chief Executive Officer and Board Chairman, in the industry for over forty years and been responsible for overall compensation policy and implementation.  Has attended an independent compensation trends seminar in two of the last three years.  Also, as Chair of the Compensation Committee, he has worked directly and extensively with the outside independent compensation advisors.

Rene Amirault	Has held various senior executive positions, including Chief Executive Officer, in the industry for over thirty years and been responsible for overall compensation policy and implementation.
Robert F. Heinemann
Has held various senior executive positions, including Chief Executive Officer, in the industry for over thirty years and been responsible for overall compensation policy and implementation. In addition, he serves on the Compensation Committees of QEP Resources Inc. and Great Western Oil and Gas, LLC.

Gerald A. Romanzin
Mr. Romanzin previously held an executive position dealing with compensation matters.  He currently sits on the Compensation Committee of Petrowest Corporation and Trimac Transportation Services Inc.  He has attended an independent compensation seminar in the last 2 years.

Crescent Point Energy Corp. Information Circular Proxy Statement

Reserves Committee

The Reserves Committee is currently composed of three directors, Messrs. Bannister (Chair), Heinemann and Turnbull, all of whom are independent directors. The Reserves Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on Crescent Point's oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management. Specifically, the Reserves Committee's responsibilities include, but are not limited to: (i) reviewing management's recommendations for the appointment of independent engineers; (ii) reviewing the independent engineering reports and considering the principal assumptions upon which such reports are based; (iii) appraising the expertise of the independent engineering firms retained to evaluate Crescent Point's reserves; (iv) reviewing the scope and methodology of the independent engineers' evaluations and reviewing any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management); and (v) reviewing reserve additions and revisions which occur from one report to the next. The Reserves Committee meets at least twice annually or otherwise as circumstances warrant.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee is currently composed of two directors, Messrs. Amirault (Chair) and Saxberg, one of whom is an independent director. The Health, Safety and Environment Committee has the responsibility of regularly reviewing Crescent Point's environmental policies, environmental activities and reporting its findings to the Board. Specifically, the Health, Safety and Environment Committee's responsibilities include, but are not limited to: (i) reviewing the appropriateness of and updating Crescent Point's environmental policies, management systems and programs annually and reporting to the Board thereon with appropriate recommendations; (ii) ensuring that Crescent Point has the necessary tools to measure its environmental performance and compliance with applicable regulatory standards; (iii) reviewing the environmental performance and whenever relevant, any non-compliance situation and recommending the required corrective measures; (iv) ensuring that environmental risk management procedures and emergency response measures are in place; (v) periodically updating and distributing within Crescent Point and reviewing the appropriateness of these risk management procedures and emergency response measures and making appropriate recommendations; (vi) immediately communicating to the Board any incident giving rise to significant environmental risks and otherwise analyzing all relevant environmental matters brought to its attention.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently composed of three directors, Messrs. Turnbull (Chair), Gillard and Heinemann, all of whom are independent directors. The Corporate Governance and Nominating Committee has the responsibility of reviewing corporate governance and nomination issues and making recommendations to the Board, as appropriate. Specifically, the Corporate Governance and Nominating Committee's responsibilities include, but are not limited to: (i) reviewing and assessing Crescent Point's governance practices and the performance of Crescent Point's corporate governance systems and recommending changes to the Board for consideration; (ii) recommending suitable candidates for nomination for election as directors; (iii) reviewing the recommendations of management, if any, with respect to committee membership and making recommendations to the Board of members for each committee, including the appointment of chairs to the committees; (iv) reviewing on a periodic basis the mandate of the Board, the mandates of the committees of the Board and any position descriptions and making recommendations with respect to such mandates, as appropriate; (v) reviewing Crescent Point's articles and bylaws and recommending any changes to the Board for consideration; (vi) overseeing the evaluation of, assessing and considering the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual members on a periodic basis; (vii) reviewing and recommending to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point; and (viii) reviewing and making recommendations with respect to the orientation and education program for new Board and committee members and overseeing the continued development of existing members of the Board. The Corporate Governance and Nominating Committee meets at least once annually or otherwise as circumstances warrant.

Crescent Point Energy Corp. Information Circular Proxy Statement

The Corporate Governance and Nominating Committee undertakes a formal Board evaluation and an evaluation of each individual director on an annual basis.  This process is currently handled through the use of a specific questionnaire and an interview process, handled by an independent consultant, of each director and certain members of management.  A summary of the results is prepared by the independent consultant and reviewed by the Corporate Governance and Nominating Committee and a feedback discussion is held between the chair of the committee and the chair of the Board.  Individual discussions are then held with each director.  The Board has and continues to be engaged with external consultants to improve Board effectiveness in its oversight of the Company's internal controls, strategy, risk management and communication. Certain Board processes have been revised in response to the input received as a result of these evaluations.

The Corporate Governance and Nominating Committee is also responsible for succession planning for the CEO and other senior officers of Crescent Point. The Corporate Governance and Nominating Committee met in 2014 to discuss succession planning for the CEO and other senior officers of Crescent Point.  The identification of possible interim senior officers and the process for selecting long term successors is regularly discussed and considered.

The Corporate Governance and Nominating Committee is also responsible for ongoing consideration of the appropriate size, skill set and composition of the Board. In fulfilling this responsibility in 2014, the Committee conducted an in-depth review of the Board's existing strengths and potential areas for improvement given the Company's present operations and future plans. As a result of such review, the Committee concluded that the Board could benefit from the addition of new Board members with the proper skill set, including knowledge of the U.S. capital markets and the U.S. oil and gas business (especially in the Uinta Basin) and financial reporting, internal controls and operational execution expertise.  The Committee then identified, considered and interviewed a number of potential candidates and made recommendations to the Board, ultimately resulting in the elections of Mr. Heinemann, Mr. Amirault and Ms. Cillis to the Board in 2014. The Committee is continuing to look to identify suitable additional candidates, from time to time, to propose to the Board for appointment or election.

At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who provide information on specific areas of the business, providing the Board with ongoing input on operations and exposure to management below the Executive Officer level.

Compensation Risk Management

The Board has considered the implications and has ultimate oversight of the risks associated with Crescent Point's compensation policies and practices, and carefully reviews the risks associated with Crescent Point's compensation structure. Crescent Point uses the following practices to identify and mitigate compensation policies and practices that could encourage an individual to take inappropriate or excessive risks: annual review of compensation philosophy and components and the engagement of outside consultants. There are no identified risks arising from Crescent Point's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Director and Executive Officer Hedging Prohibition Policy

The Company has adopted a policy whereby Executives and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Executive Officer or director.

Other Activities of the Board

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities. The Board and its committees have access to senior management on a regular basis as Mr. Saxberg is a director and attends all meetings of the Board and other Executives are invited to attend directors' meetings from time to time to provide necessary information to facilitate decision making activities.
Crescent Point Energy Corp. Information Circular Proxy Statement

The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Compensation Committee, the Reserves Committee, the Health, Safety and Environment Committee and the Corporate Governance and Nominating Committee.

INDEBTEDNESS OF DIRECTORS, EXECUTIVES AND OTHERS

There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of Crescent Point's directors or Executives, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2014 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.

OTHER MATTERS

Crescent Point knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

AUDITOR OF THE COMPANY

PricewaterhouseCoopers LLP has served as the auditor of Crescent Point and / or the Trust since its formation in September 2003.

ADDITIONAL INFORMATION

Shareholder Engagement

Crescent Point maintains an active program to regularly communicate with individual Shareholders, institutional investors and financial analysts through our Investor Relations department, and to the media and employees through our Communications department. Our Investor Relations team provides a quarterly report to the Board which includes market analysis, performance relative to peers and indices, analyst estimates and recommendations, Shareholder ownership, summary of recent Investor Relations activities and other relevant outreach efforts.

The Chairman of the Compensation Committee conducted the first Board-led Shareholder engagement outreach program in 2014.  This outreach included sending personalized letters to 25 of Crescent Point's largest Shareholders, representing approximately 30% of our total Common Shares outstanding at the time.  The letter contained an invitation for Shareholders to participate in a discussion on executive compensation, but also encouraged dialogue on all aspects of Crescent Point's governance practices.  All 25 Shareholders were subsequently called by the Investor Relations department to determine their interest in engaging with the Compensation Committee Chairman.  Over a four week period, the Compensation Committee Chairman held conference calls with nine institutional Shareholders based in cities across Canada, the U.S. and Europe.  Combined, the participating Shareholders represented approximately 54 million shares which is representative of 24% of the total shares voted at the Meeting.

Crescent Point Energy Corp. Information Circular Proxy Statement

Consistent with prior years, in 2014 Crescent Point's executive and Investor Relations team held more than 250 meetings with existing and potential investors, analysts and investment advisors, hosted four earnings conference calls, held nine conference calls for investment advisors, and attended 12 investment conferences to directly engage with existing and potential institutional and retail Shareholders and advisors.

Our website, www.crescentpointenergy.com, features webcasts of the quarterly investor conference calls and presentations made by our executive to the investment community, as well as annual and quarterly financial statements and Management's Discussion and Analysis, Annual Information Forms, Board mandates and committee charters as well as other relevant investor information.  Shareholders can access voting results of all Shareholder votes at the Company's website www.crescentpointenergy.com or at www.sedar.com.

Paper copies of all documents may be obtained by Shareholders by contacting our Investor Relations department at 1-855-767-6923, investor@crescentpointenergy.com or Suite 2000, 585 - 8th Avenue S.W., Calgary, Alberta T2P 1G1.

Crescent Point Energy Corp. Information Circular Proxy Statement

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Crescent Point Board of Directors ("Board") and management of Crescent Point ("Management") believe in the importance of good corporate governance and its effectiveness in promoting enhanced Shareholder value. Management has the responsibility for the day to day management of the business of Crescent Point.

The Board has ultimate oversight for adoption of Crescent Point's strategic planning process and receives regular updates on Crescent Point's strategic plans.

The Board is responsible for understanding the principal risks associated with Crescent Point's business and it is the responsibility of Management to ensure that the Board and its committees are kept well informed of these changing risks. The Audit Committee reviews and reports to the Board on financial risks inherent in the business and related risk management programs affecting Crescent Point.

Crescent Point has adopted policies to ensure the good governance of Crescent Point. Directors and officers of Crescent Point are subject to a code of conduct, and an insider trading policy. In addition, Crescent Point has adopted a disclosure policy requiring the timely dissemination of all material information. Communications with the Shareholders are undertaken through a variety of means, including the publication of its annual report, quarterly reports, annual information form, news releases, and its website. Crescent Point's website, www.crescentpointenergy.com, contains annual and quarterly reports, news releases, dividend information and other information considered helpful to investors.

As a publicly listed company on the Toronto Stock Exchange, Crescent Point is subject to a variety of corporate governance guidelines and requirements which have been enacted by Canadian Securities Administrators. Crescent Point's corporate governance compliance is as follows:

FORM 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

Guidelines	Does Crescent Point Comply?	Description of Approach
1. Board of Directors

(a) Disclose the identity of directors who are independent.	Yes
  The Board has affirmatively determined that Messrs. Amirault, Bannister, Gillard, Heinemann, Turnbull (except as noted below) and Romanzin and Ms. Cillis have no direct or indirect material relationship with Crescent Point which could reasonably be expected to interfere with the exercise of independent judgement and are independent in accordance with Canadian Securities Administrators National Instrument 58-101. The Corporate Governance and Nominating Committee and the Board participate in the determination of director independence. The determination is based on information concerning the personal, business and other relationships and dealings between the directors and Crescent Point, its affiliates and the external auditors, collected through biographical material and reports furnished or completed by the directors.

Crescent Point Energy Corp. Information Circular Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination
  Mr. Saxberg is not independent. Mr. Saxberg is President and Chief Executive Officer of Crescent Point. The Board has considered the circumstances of Mr. Turnbull, a partner in а law firm that provides legal services to the Company, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee.  His law firm received legal fees of approximately $0.2 million from the Company in 2014.

(c) Disclose whether or not a majority of directors are independent.	A majority of the directors are independent, as the Board has seven directors who have been determined to be independent and one director who is related to Crescent Point.
(d) Disclose the names of directors who are directors of any other reporting issuer and the name of the reporting issuer.
  Mr. Amirault is a director of Secure Energy Services Inc.
  Mr. Bannister is a director of Cequence Energy Ltd.
  Ms. Cillis is a director of Solium Capital Inc.
  Mr. Heinemann is a director of QEP Resources, Inc.
  Mr. Romanzin is director of Trimac Transportation Ltd., and Petrowest Corporation.
  Mr. Turnbull is a director of Storm Resources Ltd., Marquee Energy Ltd., and Oyster Oil and Gas Ltd.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

  The non-employee directors hold in-camera meetings during each regularly scheduled Board and Board committee meeting and during every other Board and Board Committee meeting where Mr. Saxberg or any other member of management are present.

(f)    Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

  The Chair of the Board, Mr. Peter Bannister, is an independent director. His role and responsibilities are to chair all the Board and Shareholder meetings, ensure that the Board reviews and approves the corporate strategy as developed by Management, ensure that the Board receives regular updates on all issues of importance to Crescent Point, work closely with each Committee chair to ensure that each of the Committee's functions are carried out, communicate with the CEO to provide feedback and coaching as required and to work collectively and individually with members of the Board to ensure optimum performance of the Board.

Crescent Point Energy Corp. Information Circular Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Each director's attendance at Board and committee meetings over the course of the most recently completed financial year are as follows:

Name	Board	Audit	Comp	Reserves	EH&S	Corp Gov
Mr. Amirault	6/6	N/A	5/5	N/A	2/2	N/A
Mr. Bannister	13/13	5/5	N/A	2/2	2/2	N/A
Ms. Cillis	2/2	N/A	N/A	N/A	N/A	N/A
Mr. Gillard	13/13	5/5	6/6	N/A	N/A	5/5
Mr. Heinemann	8/8	N/A	5/5	1/1	N/A	3/4
Mr. Romanzin	13/13	5/5	6/6	1/1	N/A	N/A
Mr. Saxberg	13/13	N/A	N/A	N/A	4/4	N/A
Mr. Turnbull	13/13	N/A	1/1	1/1	N/A	5/5

Mr. Cugnet attended 100% of the Board and relevant Committee meetings prior to his unfortunate death on October 30, 2014.

2. Board Mandate

(a) Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	Yes
  The Board has adopted a written mandate, a summary of which is provided herein under the heading "Mandate of the Board". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith they have used the best interests of Crescent Point and its subsidiaries, with the overall objective of enhancing Shareholder value.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the Chair and the Chair of each board committee.	Yes
  The Board has developed a written position description for its Chair and a written position description for the chair of the various committees. The chairs of the committees are elected by the members of the Board or the applicable committee, as the case may be, with a clear understanding of the relevant terms of reference. Major decisions involving Crescent Point including acquisitions, dispositions, granting of Restricted Shares and approval of reports are brought to the Board for approval. In addition, the Board communicates both formally and informally with the CEO on a regular basis regarding the performance of Crescent Point.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.		A written position description has been formally developed for the CEO.

4.Orientation and Continuing Education

Crescent Point Energy Corp. Information Circular Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(a) Briefly describe what measures, if any, the Board of Directors takes to orient new Board members regarding	Yes
  Although Crescent Point does not currently have a formal education program for new directors, a formal orientation is provided to new directors upon the individual being invited to join the Board, and consists of an orientation binder along with meetings with Board members, management and human resources. See "Matters to be Acted upon at the Meeting - Election of Directors of Crescent Point - Board Skills Matrix and Continuing Education"

(i) the role of the Board, its directors and the committees of the Board; and
(ii) the nature and operation of the Company's business

5. Code of Business Conduct and Ethics

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes
  Crescent Point has adopted a Code of Business Conduct and Ethics for the directors and officers, a copy of which is available on Crescent Point's website at www.crescentpointenergy.com.
  The Board relies on the integrity of directors, officers and employees to comply with the Code of Business Conduct and Ethics and the directors will take action where any breach of the code is brought to their attention.

(i) disclose how a person or company may obtain a copy of the code;
  The Board has not granted any waiver of the Code of Business Conduct and Ethics and no material change reports have been filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(ii) disclose how the board monitors compliance with its code;

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Crescent Point Energy Corp. Information Circular Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(b)   Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

  When considering transactions and agreements in respect of which a director or Executive Officer has a material interest, such transactions are approved by those members of the Board who are independent from the matter at issue. Where necessary, an independent committee of the Board is formally constituted to consider such transactions.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination	Yes	The Corporate Governance and Nominating Committee has been established to, among other things, recommend nominees for nomination to the Board.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.		The Corporate Governance and Nominating Committee is composed of three directors, each of whom is independent.

(c) If the board has a nominating committee, describe its responsibilities, powers and operation.
  The Corporate Governance and Nominating Committee reviews corporate governance and nomination issues and makes recommendations to the Board, as appropriate. In particular, the committee is responsible for identifying individuals qualified to become Board members, recommending to the Board proposed nominees for election and developing and recommending to the Board applicable corporate governance principles.

7. Compensation

(a) Describe the processes by which the Board determines the compensation for the Company's directors and officers.	Yes
  The Compensation Committee has engaged external experts in 2010, 2011, 2013 and 2014 to review and survey the compensation provided to directors and officers of similar sized entities and to make recommendations to the Compensation Committee regarding director and officer compensation. The Compensation Committee makes annual recommendations to the Board regarding director and officer compensation. The Committee does not believe that it is possible to remunerate directors for all of the risks and responsibilities assumed.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.		The Compensation Committee is composed of four directors, each of whom is independent.

Crescent Point Energy Corp. Information Circular Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(c) Describe the responsibilities, powers and operation of the compensation committee.		The Compensation Committee reviews annually employment and remuneration policies and recommendations.

(d)   If a compensation consultant or advisor has, at any time since the beginning of the Company's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant and briefly summarize the mandate for which they have been retained. If the consultant or advisory has been retained to perform other work for the Company, state that fact and briefly describe the nature of the work.

  During 2014, Crescent Point paid $11,008 to Mercer (Canada) Limited for Mercer Total Compensation Survey data.
  During 2014, Crescent Point paid $198,265 to Hugessen Consulting Inc. for executive compensation advisory services, whereby they reviewed our compensation peer group, provided market data on CEO compensation plans, designed a draft incentive plan, and provided input on certain aspects of our LTIP.

8. Other Board Committees

(a) If the Board has other standing committees, other than audit, compensation and nominating committees, identify the committees and describe their function.	Yes
  Crescent Point has a Reserves Committee and a Health, Safety and Environment Committee. Each of these Committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas:

  Reserves Committee:
  Ensures the integrity of the process surrounding the preparation of independent engineering reserve evaluation.

  Health, Safety and Environment Committee:
  Review of Crescent Point's environmental activities and policies and reporting its findings to the Board.

9.Regular Board Assessments

Crescent Point Energy Corp. Information Circular Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(a)   Describe the manner in which the Board of Directors regularly assesses its own effectiveness and performance, the effectiveness and performance of each of the committees of the Board, and the effectiveness and performance of each Board member.
Yes
  The Board has adopted a formal written and personal interview process for assessing the effectiveness of the Board, the Board committees and individual directors. Under this process, each member of the Board completes a detailed annual self and Board review and meets with an independent consultant to be interviewed with respect to their views on the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual Board members. Certain senior executive of the Company are also interviewed as part of this process. The Corporate Governance and Nominating Committee oversees this evaluation, assesses the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual Board members, and considers ways to enhance these matters on an annual basis.

10. Director Term Limits

(a) Disclose whether or not the Company has adopted term limits for the directors. Describe director term limits or other mechanisms of Board renewal.	Yes
  The Board has considered and not yet imposed term limits, other than as set forth below. The Board engaged in a "board refresh" exercise in 2014, adding three new board members during the year.  Mr. Ken Cugnet, a former member of the Board, also passed away suddenly during 2014. The Board needs to maintain a balance between directors with a history and knowledge of the Company and those with new ideas and different experiences. The Board is considering staggering, over the next few years, the retirement of those directors who have served on the Board for a number of years. The Board has adopted a retirement policy according to which a director must resign at the annual meeting following the director's 75th birthday, unless the Board determines otherwise. Crescent Point feels that this policy maintains continuity of leadership while simultaneously ensuring board renewal.

11. Policies Regarding the Representation of Women on the Board

(a) Disclose whether the Company has adopted a written policy relating to the identification and nomination of women directors. If the Company has not adopted such a policy, disclose why not.	Yes
  Crescent Point has not adopted a written policy relating to the identification and nomination of directors, including women directors. The number of women directors on the Board is a factor that the Corporate Governance and Nominating Committee considers when selecting new nominees for the Board.  The Board feels that having written policies governing the selection of Board nominees could unduly restrict the Board's ability to select the most capable nominees.

Crescent Point Energy Corp. Information Circular Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(b) If the Company has adopted a policy referred to in (a), disclose:	Yes	See above.
(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the Company in achieving the objectives of the policy, and

(iv) whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

(a)   Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the Company does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the Company's reasons for not doing so.
Yes
  When considering director nominations for election and re-election, the Corporate Governance and Nominating Committee considers the number of women currently on the Board. The Board includes the gender of a potential candidate as one component in the overall list of factors it considers when selecting candidates.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Crescent Point Energy Corp. Information Circular Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(a)   Disclose whether and, if so, how the Company considers the level of representation of women in executive officer positions when making executive officer appointments. If the Company does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the Company's reasons for not doing so.
Yes
  When considering executive officer appointments, the Corporate Governance and Nominating Committee considers the number of women currently employed in senior executive positions. The Chief Executive Officer, when considering the appointment of senior executives, also considers the number of women currently in senior executive positions. As in the director selection process, the gender of a potential candidate is one component in the overall list of factors that the Corporate Governance and Nominating Committee and the Chief Executive Officer consider when selecting candidates.

14. Issuer's Targets regarding the Representation of Women on the Board and in Executive Officer Positions

(a)   For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the Company of women on the Company's Board or in executive officer positions of the Company by a specific date.
Yes
  The Board has not adopted a target regarding women on the Board or in senior executive positions. The Board feels that adopting such a target could unduly restrict Crescent Point's ability to select the most capable nominees. The Board and the Chief Executive Officer do consider the number of women on the Board and in senior executive positions when identifying candidates.

(b) Disclose whether the Company has adopted a target regarding women on the Company's Board. If the Company has not adopted a target, disclose why it has not done so.
  The Board has not adopted a target approach regarding gender or any other characteristics for its Board appointments. Each appointment takes into account the circumstances of the Board at such time and focuses primarily on the skills and experience that the Board then considers most relevant to the Company's strategy, risk and operations.

(c) Disclose whether the Company has adopted a target regarding women in executive officer positions of the Company. If the Company has not adopted a target, disclose why it has not done so.

(d) If the Company has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

Crescent Point Energy Corp. Information Circular Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(ii) the annual and cumulative progress of the Company in achieving the target.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the Company's Board who are women.	Yes
  The Board consists of eight directors, of which one is a woman. The proportion of women on the Board is therefore 13%. There are ten executive officers of Crescent Point, of those one is a woman. Therefore the proportion of executive officers who are women is 10%.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the Company, including all major subsidiaries of the Company, who are women.

Crescent Point Energy Corp. Information Circular - Proxy Statement